Exhibit 99.2

LEDDARTECH HOLDINGS INC.

NOTICE OF MEETING AND

MANAGEMENT INFORMATION CIRCULAR

FOR THE ANNUAL GENERAL AND SPECIAL MEETING

OF SHAREHOLDERS OF LEDDARTECH HOLDINGS INC.

TO BE HELD ON APRIL 30, 2024

March 18, 2024

LEDDARTECH Holdings Inc.

Notice of Annual General and Special Meeting of Shareholders

Notice is hereby given that the annual general and special meeting (the “Meeting”) of the holders (the “Shareholders”) of common shares (the “Common Shares”) in the capital of LeddarTech Holdings Inc. (the “Company”) will be conducted in virtual-only format on April 30, 2024 at 11:00 a.m. (Eastern Time) via live audio webcast at www.virtualshareholdermeeting.com/LDTC2024 for the following purposes:

1)	to receive the Company’s audited annual consolidated financial statements for the fiscal year ended September 30, 2023, together with the auditors’ reports thereon;

2)	to elect the eight (8) directors named in the Company’s management information circular in respect of the Meeting (the “Circular”) who will serve until the end of the next annual shareholders meeting of the Company or until their successors are elected or appointed;

3)	to appoint Richter LLP as the independent auditor of the Company and to authorize the Company’s board of directors to fix its remuneration;

4)	to ratify and approve the issuance of warrants to purchase up to 449,013 Common Shares for the exercise price of $0.01 per share;

5)	to ratify and approve an amendment to the Company’s By-Law No. 1 so as to provide the Chair with a second or “casting vote” at meetings of the Company’s board of directors; and

6)	to consider such other business that may properly be brought before the Meeting or any postponement or adjournment thereof.

The Company’s board of directors has fixed the close of business on March 14, 2024, as the record date for determining Shareholders entitled to receive notice of, and to vote at, the Meeting, or any postponement or adjournment thereof (the “Record Date”). No person who becomes a Shareholder of record after that time will be entitled to vote at the Meeting or any postponement or adjournment thereof.

The Company is holding the Meeting as a completely virtual meeting, which will be conducted via live audio webcast at www.virtualshareholdermeeting.com/LDTC2024, to make the Meeting more accessible to all Shareholders regardless of their geographic location and to maximize shareholder attendance. All Shareholders, regardless of geographic location and equity ownership, will have an equal opportunity to participate in the Meeting and engage with the directors and management of the Company. Shareholders will not be able to attend the Meeting in person.

Proxy Materials

As permitted by Canadian securities regulators, the Company is using notice-and-access to deliver its Circular and audited annual consolidated financial statements for the fiscal year ended September 30, 2023, together with the independent auditors’ reports thereon and related management’s discussion and analysis (collectively, the “Proxy Materials”) to both its registered and non-registered Shareholders. Under the notice-and-access procedures, instead of receiving paper copies of the Proxy Materials, Shareholders will receive a notice of the availability of proxy materials (the “Notice-and-Access Letter”), which provides information on how to access copies of the Proxy Materials, how to request a paper copy of the Proxy Materials and details about the Meeting. The Notice-and-Access Letter and form of proxy or voting instruction form have been sent to both registered and non-registered Shareholders. Notice and access substantially reduces the Company’s printing and mailing costs and is more environmentally friendly as it reduces paper and energy consumption. The Proxy Materials are available on the Company’s website at investors.leddartech.com and under its profiles on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

You may request a paper copy of this Circular, the audited annual consolidated financial statements of the Company and related management’s discussion and analysis, at no cost to you, up to one year from the date this Circular was filed on SEDAR+. Shareholders may make such a request at any time prior to the Meeting online at www.proxyvote.com or by calling Broadridge Investor Communications Corporation (“Broadridge”) at 1-877-907-7643 (Canada and U.S.). Shareholders will be asked to enter the control number indicated on the form of proxy or voting instruction form they received with the Notice of Meeting. After the Meeting, requests may be made by calling 1-877-907-7643 (Canada and U.S.). To receive the Proxy Materials in advance of the voting deadline and the Meeting date, we estimate that requests for paper copies must be received by no later than April 12, 2024. If a Shareholder requests a paper copy of the Proxy Materials, please note that no other form of proxy or voting instruction form will be sent. Please retain the one received with the Notice of Meeting for voting purposes.

All Shareholders are reminded to review the Circular before voting their Common Shares.

Dated at Québec City, Québec, this 18th day of March, 2024.

BY ORDER OF THE BOARD OF DIRECTORS

David Torralbo (Signed)

Chief Legal Officer and Corporate Secretary

TABLE OF CONTENTS

Introduction		1
Notice to United States Shareholders		3
Voting Information		4
What will I be voting on?		4
Who is soliciting my proxy?		4
Who is entitled to vote?		4
How many Common Shares are issued and outstanding and who are the principal Shareholders?		4
What are the quorum requirements for the Meeting?		5
How do I know if I am a registered Shareholder or a non-registered (beneficial) Shareholder?		5
How do I attend the Meeting online?		6
How do I vote if I am a registered Shareholder?		8
How do I vote if I am a non-registered Shareholder?		9
How do I attend the Meeting as a guest?		10
How do I change or revoke my vote?		10
How will my proxy be voted?		11
What votes are required to determine the matters being considered at the Meeting?		11
Is my vote confidential?		11
How do I ask questions at the Meeting?		11
Who should I contact if I have questions?		11

Business of the Meeting		12
1.	Receiving the Audited Annual Financial Statements	12
2.	Election of Directors	12
3.	Appointment of Auditors	12
4.	Issuance of Awards to Former Directors	13
5.	Confirmation of By-laws Amendment	14

About the Director Nominees		15
Description of Proposed Director Nominees		15
Cease Trade Orders		23

Compensation Discussion and Analysis		25
Overview of Compensation of Executive Officers		25
Principal Elements of Executive Compensation		27
Company Equity Plans		28
LeddarTech Holdings Inc. Omnibus Incentive Plan		29
Compensation of Members of the Board of Directors		35

i

Corporate Governance Policies and Practices	36
Introduction	36
Election of Directors	36
Director Term Limits and Other Mechanisms of Board Renewal	36
Director Independence	36
Mandate of the Board of Directors	37
Meetings of Independent Directors	37
Position Descriptions	37
Orientation and Continuing Education	38
Code of Business Conduct and Ethics	38
Monitoring Compliance with the Code of Conduct	38
Complaint Reporting	39
Diversity	39
Committees of the Board of Directors	40
Audit Committee	40
Compensation and Human Capital Committee	40
Nominating and Corporate Governance Committee	41
Disclosure Policy	41
Advance Notice Provisions	41
Choice of Forum	41

General and Additional Information	42

Interests of Certain Persons or Companies on Matters to be Acted Upon	42
Interest of Informed Persons in Material Transactions	42
Indebtedness of Directors, Officers and Employees	43
Shareholder Proposals for Next Annual Meeting of Shareholders	43
Other Matters	43
Additional Information	43
Approval by Directors	43

Schedule A Mandate for the Board of Directors	A-1

Schedule B Audit Committee Charter	B-1

Schedule C By-Law No. 1 (As Amended)	C-1

ii

MANAGEMENT INFORMATION CIRCULAR

Introduction

This management information circular (the “Circular”) is furnished in connection with the solicitation of proxies by and on behalf of the management of LeddarTech Holdings Inc. (the “Company” or “LeddarTech”) for use at the annual general and special meeting (the “Meeting”) of holders (the “Shareholders”) of common shares (the “Common Shares”) in the capital of LeddarTech to be conducted in virtual-only format on April 30, 2024 at 11:00 a.m. (Eastern time) via live audio webcast at www.virtualshareholdermeeting.com/LDTC2024, and at any adjournment(s) or postponement(s) thereof, for the purposes set forth in the accompanying notice of the Meeting (the “Notice of Meeting”).

No person has been authorized to give any information or make any representation in connection with the matters to be considered at the Meeting other than those contained in this Circular and, if given or made, any such information or representation must not be relied upon as having been authorized.

Meeting Information

The Company is holding the Meeting as a completely virtual meeting, which will be conducted via live audio webcast at www.virtualshareholdermeeting.com/LDTC2024, with a view to make the Meeting more accessible to all Shareholders regardless of their geographic location and to maximize shareholder attendance. All Shareholders, regardless of geographic location and equity ownership, will have an equal opportunity to participate in the Meeting and engage with the directors and management of the Company. Shareholders will not be able to attend the Meeting in person.

For additional details on how to attend and participate in the Meeting, please see “Voting Information”.

Information Contained in this Circular

Unless otherwise noted or the context requires otherwise, all information provided in this Circular is given as of March 18, 2024, and references in this Circular to “LeddarTech”, “we”, “us”, “our”, or “the Company” include LeddarTech and all of its subsidiaries, on a consolidated basis. Words importing the singular, where the context requires, include the plural and vice versa and words importing any gender include all genders.

We publish our consolidated financial statements in Canadian dollars. In this Circular, unless otherwise specified, all monetary amounts are in Canadian dollars, all references to “$,” “dollars,” “C$,” “CDN$,” and “CAD$” mean Canadian dollars, and all references to “US$” and “USD” mean U.S. dollars.

Information contained on, or that can be accessed through, our website does not constitute a part of this Circular and is not incorporated by reference herein.

Explanatory Note: Completion of Business Combination with Prospector Capital Corp.

On June 12, 2023, LeddarTech Holdings Inc. (as a predecessor to the Company, “NewCo”) entered into a business combination agreement (as amended on September 25, 2023, the “Business Combination Agreement”) with LeddarTech Inc. and Prospector Capital Corp. (“Prospector”), a Cayman Islands exempted company trading on Nasdaq Stock Market LLC (“Nasdaq”). Under the terms of the Business Combination Agreement, the following transactions were completed on December 21, 2023, on the terms set forth in a statutory plan of arrangement (the “Plan of Arrangement”) under Section 192 of the Canada Business Corporations Act (the “CBCA”):

1)	Prospector completed a continuance into the laws of Canada (the “Continuance” and Prospector as so continued, “Prospector Canada”);

2)	Prospector Canada and NewCo amalgamated (the “Prospector Amalgamation” and Prospector Canada and NewCo as so amalgamated, “AmalCo”);

3)	the preferred shares of LeddarTech Inc. converted into common shares of LeddarTech Inc. and AmalCo acquired all of the issued and outstanding common shares of LeddarTech Inc. from LeddarTech Inc.’s shareholders in exchange for common shares of AmalCo having an aggregate equity value of US$200 million (at a negotiated value of US$10.00 per share) plus an amount equal to the aggregate exercise price of the LeddarTech Inc.’s outstanding “in the money” options immediately prior to the Prospector Amalgamation plus additional AmalCo “earnout” shares (with the terms set forth in the Business Combination Agreement) (the “Share Exchange”);

4)	LeddarTech Inc. and AmalCo amalgamated (the “LeddarTech Amalgamation”); and

5)	in connection with the foregoing, the securities of AmalCo converted into an equivalent number of corresponding securities in the Company, each equity award of LeddarTech Inc. that was not canceled pursuant to the Business Combination Agreement and the Plan of Arrangement became an equity award of the Company, and the Omnibus Incentive Plan (as defined herein) adopted by LeddarTech Inc. immediately prior to the completion of the Business Combination was assumed by the Company (together with the Continuance, the Prospector Amalgamation, the Share Exchange, the LeddarTech Amalgamation and the other transactions contemplated under the Business Combination Agreement, the “Business Combination”).

Following the Business Combination, the Common Shares and Public Warrants (as defined herein) were listed and posted for trading on the Nasdaq under the symbols “LDTC” and “LDTCW”, respectively.

Forward-Looking Statements

Some of the statements in this Circular that do not directly or exclusively relate to historical facts constitute forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), and applicable Canadian securities laws. Our forward-looking statements include, but are not limited to, statements regarding our or our management team’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not a forward-looking statement. Forward-looking statements in this Circular may include, but are not limited to, statements about:

●	the benefits of the Business Combination;

●	the Company’s financial performance following the Business Combination;

●	our ability to raise additional capital;

●	our ability to comply with the covenants in our debt financing agreements;

●	our ability to enter into a forbearance agreement, waiver or amendment with, or obtain other relief from, our lenders under our debt instruments;

●	changes in the Company’s strategy, future operations, financial position, estimated revenues and losses, projected costs, projects, prospects, and plans;

●	expansion plans and opportunities; and

●	the outcome of any known and unknown litigation and regulatory proceedings.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Circular. Although we believe that the expectations reflected in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and factors relating to our operations and business environment, including those discussed under the section titled “Item 3.D Risk Factors” in the Company’s Annual Report on U.S. Form 20-F filed with the U.S. Securities and Exchange Commission and the Autorité des marchés financiers (Québec) on January 31, 2024, for the financial year ended September 30, 2023 (the “Annual Report”), all of which are difficult to predict and many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements contained in this Circular, the Annual Report or the documents incorporated by reference in the Annual Report to reflect any change in our expectations with respect to such statements or any change in events, conditions or circumstances upon which any such statement is based.

Notice to United States Shareholders

LeddarTech is a corporation organized under the CBCA and is a foreign private issuer within the meaning of Rule 3b-4 under the U.S. Exchange Act. The solicitation of proxies for the Meeting is not subject to the proxy requirements of Section 14 of the U.S. Exchange Act, and the related regulations thereunder, by virtue of an exemption available to proxy solicitations by foreign private issuers. Accordingly, the solicitation contemplated herein is being made to U.S. Shareholders only in accordance with Canadian corporate and securities laws and this Circular has been prepared solely in accordance with disclosure requirements applicable in Canada. United States Shareholders should be aware that such requirements are different from those of the United States applicable to proxy statements under the U.S. Exchange Act. Specifically, information contained or incorporated by reference herein has been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects to U.S. disclosure standards.

In addition, as a “foreign private issuer,” we are permitted to follow certain corporate governance rules that conform to Canadian requirements in lieu of certain Nasdaq corporate governance rules.

U.S. Shareholders should be aware that the corporate governance rules of the Nasdaq are different in certain respects from Canadian corporate governance requirements.

The enforcement by Shareholders of civil liabilities under the U.S. federal and state securities laws may be affected adversely by the fact that the Company is incorporated or organized outside the United States, that some of its officers and directors are residents of a country other than the United States, and that a substantial portion of the assets of the Company and such persons are located outside the United States. As a result, it may be difficult or impossible for the U.S. Shareholders to effect service of process within the United States upon the Company, its officers and directors or to realize against them upon judgments of courts of the United States predicated upon civil liabilities under the federal securities laws of the United States or any state securities laws. In addition, U.S. Shareholders should not assume that the courts of Canada: (a) would enforce judgments of U.S. courts obtained in actions against such persons predicated upon civil liabilities under the federal securities laws of the United States or any state securities laws or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the federal securities laws of the United States or any state securities laws.

Voting Information

What will I be voting on?

You will be voting on:

(a)	the election of the eight (8) directors named in this Circular who will serve until the end of the next annual shareholders meeting of the Company or until their successors are elected or appointed;

(b)	the appointment of Richter LLP as independent auditor of the Company and the authorization of the Company’s board of directors (the “Board”) to fix its remuneration;

(c)	the ratification and approval of the issuance of warrants to purchase up to 449,013 Common Shares for the exercise price of $0.01 per share (the “Warrant Issuance”);

(d)	an amendment to the Company’s By-Law No. 1 so as to provide the Chair with a second or “casting vote” at meetings of the Board (the “By-Laws Amendment”);

(e)	any other business that may properly come before the Meeting.

Who is soliciting my proxy?

The management of LeddarTech is soliciting your proxy. The Company’s management requests that you sign and return the form of proxy or voting instruction form, as applicable, so that your votes are exercised at the Meeting. The solicitation of proxies will be primarily by mail. However, the directors, officers or regular employees of the Company (who will receive no compensation in addition to their regular remuneration) may also solicit proxies by telephone, by Internet, in writing, or in person. The Company may also use the services of outside firms to solicit proxies and reimburse brokers and other persons holding Common Shares in their name or in the name of nominees for the costs incurred in sending proxy materials to their principals in order to obtain their proxies. The cost of soliciting proxies is expected to be nominal and will be borne by the Company.

Who is entitled to vote?

Only registered holders of Common Shares as at the close of business on March 14, 2024 (the “Record Date”), or their duly appointed proxyholders or representatives, are entitled to receive notice of and vote at the Meeting or any postponement or adjournment thereof. No person becoming a Shareholder after the Record Date will be entitled to receive notice of, and vote at, the Meeting or any postponement or adjournment thereof. The failure of a Shareholder to receive notice of the Meeting does not deprive the Shareholder of the right to vote at the Meeting to which the Shareholder would have otherwise been entitled.

How many Common Shares are issued and outstanding and who are the principal Shareholders?

The authorized share capital of the Company consists of (i) an unlimited number of Common Shares, (ii) an unlimited number of Class A Non-Voting Special Shares, (iii) an unlimited number of Class B Non-Voting Special Shares, (iv) an unlimited number of Class C Non-Voting Special Shares, (v) an unlimited number of Class D Non-Voting Special Shares, (vi) an unlimited number of Class E Non-Voting Special Shares, (vii) an unlimited number of Class F Non-Voting Special Shares, and (viii) an unlimited number of preferred shares, issuable in series. As of March 18, 2024, 28,770,982 Common Shares, 2,031,250 Class A Non-Voting Special Shares, 999,963 Class B Non-Voting Special Shares, 999,963 Class C Non-Voting Special Shares, 999,963 Class D Non-Voting Special Shares, 999,963 Class E Non-Voting Special Shares, 999,963 Class F Non-Voting Special Shares and no preferred shares were issued and outstanding. Each Common Share is entitled to one vote at the Meeting. The Non-Voting Special Shares are not entitled to vote at the Meeting.

The following table sets forth the only persons who, to the knowledge of the directors and senior executive officers of the Company, directly or indirectly beneficially own or exercise control or direction over more than 10% of the Common Shares, the approximate number of Shares owned, controlled or directed by each such person and the percentage of the Common Shares so owned, controlled or directed as of March 18, 2024:

Name of Shareholder	Number of Common Shares Owned, Controlled or Directed(1)	Percentage of Common Shares Owned, Controlled or Directed(2)
Prospector Sponsor, LLC(3)	7,615,015	26.5%
FS LT Holdings LP(4)	5,213,325	18.1%
Investissement Québec(5)	4,364,838	15.2%

Notes:

(1)	Figures represent issued and outstanding voting securities (i.e., Common Shares) held by the applicable Shareholder.

(2)	Figures represent ownership on a non-diluted basis.

(3)	The Common Shares reported above are held in the name of Prospector Sponsor, LLC (the “Sponsor”). Derek Aberle, Nick Stone, Steve Altman, and Mike Stone are among the members of the Sponsor and are its managers. Each manager has one vote, and the unanimous approval of the managers is required for approval of an action of the Sponsor. No individual manager exercises voting or dispositive control over any of the securities held by the Sponsor, even those in which he directly owns a pecuniary interest. Accordingly, none of the individuals is deemed to have or share beneficial ownership of such Common Shares.

(4)	The Common Shares reported above are held in the name of FS LT Holdings LP (“FS Investors”), a Delaware limited partnership. FS Investment Management, L.P., a Delaware limited partnership, is the general partner of FS LT Holdings LP and exercises sole voting and dispositive control of the securities held by FS LT Holdings LP. Nick Stone Management II, LLC, a Texas limited liability company, is the general partner of FS Investment Management, L.P. Nick Stone is the manager of Nick Stone Management II, LLC.

(5)	Investissement Québec (“IQ”) is a mandatary of the Government of the Province of Quebec, Canada. Decisions to vote or dispose Company’s securities are made (i) by the Government of Québec, through the adoption of a decree of the Cabinet or by the Minister of the Economy, Innovation and Energy, in both cases under recommendations of the personnel at the ministry and of IQ or (ii) with respect to securities acquired by IQ acting for its own account (and not as mandatary of the Government of Québec), by IQ’s Credit Committee (which is typically comprised of six (6) persons) upon recommendations of IQ’s personnel. Accordingly, no person individually can exercise voting or investment power over the shares held by IQ, and none are deemed to have or share beneficial ownership of such securities.

What are the quorum requirements for the Meeting?

The by-laws of the Company provide that a quorum of Shareholders is present at a meeting of shareholders if the holders of not less than 33⅓% of the shares entitled to vote at the meeting are present in person or represented by proxy, irrespective of the number of persons actually present at the meeting.

How do I know if I am a registered Shareholder or a non-registered (beneficial) Shareholder?

You are a registered Shareholder if your Common Shares are registered directly in your name with our transfer agent, Continental Stock Transfer & Trust Company.

You are a non-registered Shareholder (also called a beneficial Shareholder) if your Common Shares are held in the name of a nominee (also called an intermediary), such as a securities broker, trustee, or other financial institution (an “Intermediary”).

Only registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting.

How do I attend the Meeting online?

This year’s Meeting will be a completely “virtual meeting” of Shareholders, conducted online via live audio webcast. Shareholders will not be able to attend the Meeting in person. In order to participate online in real-time, submit questions and vote at the Meeting, Shareholders and duly appointed proxyholders must follow the instructions below.

The steps you need to follow to participate and vote at the Meeting will depend on whether you are a registered Shareholder or a non-registered Shareholder.

Registered Shareholders	Non-Registered Shareholders	Proxyholders (including non-registered Shareholders who have duly appointed themselves as proxyholder)

If you are a registered Shareholder, you will receive a form of proxy containing the relevant details concerning the business of the Meeting, including a control number that must be used to vote by proxy in advance of the Meeting or join the live audio webcast on the day of the Meeting.

If you wish to participate and vote at the Meeting, do not complete the form of proxy; and instead, follow these steps:

First, log into www.virtualshareholdermeeting.com/LDTC2024 15 minutes before the Meeting starts. You should allow ample time to check into the virtual Meeting and complete the related procedures.

Second, enter the control number included on your form of a proxy into the “Shareholder Login” section and click “Enter Here”.

Third, follow the instructions to access the Meeting, and vote when prompted.

If you are a non-registered Shareholder and wish to participate and vote at the Meeting yourself:

First, you need to appoint yourself as a proxyholder. You may appoint yourself as proxyholder by (i) following the instructions on your voting instruction form, completing the voting instruction form and returning it to your Intermediary, (ii) visiting www.proxyvote.com, or (iii) telephone if your Intermediary provides you with this option. You must follow the instructions and deadlines provided by your Intermediary in order to do so.

Second, given the Meeting will take place virtually, the process for you to appoint yourself to participate and vote at the Meeting is different than it would be for an in-person Meeting. In addition to the first step above, you must follow the additional instructions on your voting instruction form very carefully, including (i) inserting your name as the “Appointee Name”, and (ii) designating an 8-character “Appointee Identification Number” in the spaces provided in your voting instruction form or online at www.proxyvote.com. Such appointee information is required for you to participate and vote at the Meeting.

If you have been appointed as a third-party proxyholder for a registered or non-registered Shareholder, or if you are a non-registered Shareholder and have duly appointed yourself as a proxyholder, you can access the Meeting, and participate and vote at the Meeting during the live audio webcast, by following these steps:

First, log into www.virtualshareholdermeeting.com/LDTC2024 15 minutes before the Meeting starts. You should allow ample time to check into the virtual Meeting and complete the related procedures.

Second, enter the Appointee Name and the Appointee Identification Number exactly as it was provided on the applicable form of proxy or voting instruction form or through www.proxyvote.com and click on “Enter Here.” If this information is not available to you, or if you do not enter it exactly as provided, you will not be able to participate and vote at the Meeting as a proxyholder.

Third, follow the instructions to access the Meeting and vote when prompted.

If you have been appointed as a proxyholder for more than one Shareholder, you will be asked to enter the Appointee Name and the Appointee Identification Number for each separate Shareholder in order to vote the applicable shares on their behalf.

Third-party proxyholders will be informed of the Appointee Name and 8-character Appointee Identification Number prior to the Meeting by the Shareholder who appointed them to act as proxyholder at the Meeting. Third-party proxyholders who have forgotten or misplaced the applicable Appointee Name and/or the Appointee Identification Number should contact the Shareholder who appointed them as quickly as possible. Shareholders who have forgotten or misplaced the applicable Appointee Name and/or the Appointee Identification Number must create a new one through www.proxyvote.com.

Registered Shareholders	Non-Registered Shareholders	Proxyholders (including non-registered Shareholders who have duly appointed themselves as proxyholder)

Such steps must be completed prior to 11:00 a.m. (Eastern Time) on April 26, 2024 (or, if the Meeting is adjourned or postponed, at least 48 hours, excluding Saturdays, Sundays and holidays, before the rescheduled meeting) or you cannot participate and vote at the Meeting.

If you are a non-registered Shareholder, have duly appointed yourself to participate and vote at the Meeting and want to know how to access the Meeting to participate and vote thereat, see the column to the right entitled “Proxyholders (including non-registered Shareholders who have duly appointed themselves as proxyholder)”.

If you attend the Meeting, you should ensure you have a strong, preferably high-speed, internet connection. It is your responsibility to ensure connectivity for the duration of the Meeting. The Meeting will begin promptly at 11:00 a.m. (Eastern Time) on April 30, 2024. Online check-in will begin 15 minutes prior to that time. You should allow ample time for check-in procedures. If you encounter any difficulties accessing the Meeting online during the check-in or during the Meeting time, please call the technical support number posted on the Meeting log-in page.

How do I vote if I am a registered Shareholder?

Voting by proxy before the Meeting

Registered Shareholders can vote their Common Shares online at the Meeting or by proxy. However, even if you currently plan to participate in the webcast for the Meeting, you are encouraged to consider voting your Common Shares in advance, so that your vote will be counted if you later decide not to, or are unable to, attend the Meeting for any reason.

You can vote in advance of the Meeting as follows:

By Internet – Go to www.proxyvote.com and follow the instructions. You will need the control number found on your form of proxy.

By mail – Complete, date and sign your form of proxy in accordance with the instructions set out on such form and return it in the prepaid envelope provided to Data Processing Centre, P.O. Box 3700, STN Industrial Park, Markham (ON), L3R 9Z9 Canada.

By telephone – Call 1-800-474-7493 (English) or 1-800-474-7501 (French). You will need the control number found on your form of proxy.

Your duly completed form of proxy or your Internet or telephone voting instructions, as applicable, must be received by 11:00 a.m. (Eastern Time) on April 26, 2024 (or, if the Meeting is adjourned or postponed, at least 48 hours, excluding Saturdays, Sundays and holidays, before the rescheduled meeting).

Appointment of a third-party proxyholder

If you vote by proxy, the individuals named on the form of proxy will vote your shares for you unless you appoint someone else to be your proxyholder. You have the right to appoint another person of your choice who need not be a shareholder to represent you at the Meeting (a “third party proxyholder”) other than the persons designated in the form of proxy. A registered Shareholder may appoint a third-party proxyholder as follows:

First, you need to appoint the third-party proxyholder by (i) following the instructions on your form of proxy, completing, and returning your form of proxy to Broadridge, or (ii) visiting www.proxyvote.com.

Second, given the Meeting will take place virtually, the process for you to appoint a third-party proxyholder to participate and vote at the Meeting on your behalf is different than it would be for an in-person meeting. In addition to the first step above, you must follow the additional instructions on your form of proxy very carefully, including inserting an “Appointee Name” and designating an 8-character “Appointee Identification Number” in the spaces provided in your form of proxy or online at www.proxyvote.com. Such appointee information is required to participate and vote at the Meeting on your behalf.

Third, you must inform your third-party proxyholder of the exact Appointee Name and 8-character Appointee Identification Number before the Meeting. Your third-party proxyholder will require your Appointee Name and your Appointee Identification Number to participate and vote on your behalf at the Meeting.

The first and second steps above must be completed by 11:00 a.m. (Eastern Time) on April 26, 2024 (or, if the Meeting is adjourned or postponed, at least 48 hours, excluding Saturdays, Sundays and holidays, before the rescheduled meeting) or neither you nor your third-party proxyholder will be able to participate and vote at the Meeting.

If you fail to provide the exact Appointee Name and Appointee Identification Number to your third-party proxyholder appointed to participate and vote at the Meeting on your behalf, neither you nor your third-party proxyholder will be able to participate and vote at the Meeting.

If you wish to appoint a third-party proxyholder, you are encouraged to do so online at www.proxyvote.com, as this will allow you to share the Appointee Name and the Appointee Identification Number with your third-party proxyholder easily.

Voting Online at the Meeting

If you are a registered Shareholder and choose to vote online at the Meeting, you do not need to complete and return your form of proxy. Simply log into the Meeting and complete a ballot online during the Meeting. See “How do I attend the Meeting online?” above.

How do I vote if I am a non-registered Shareholder?

Voting by proxy before the Meeting

Non-registered Shareholders can vote their Common Shares online at the Meeting or by proxy. However, even if you currently plan to participate in the webcast for the Meeting, you are encouraged to consider voting your Shares in advance so that your vote will be counted if you later decide not to, or are unable to, attend the Meeting for any reason.

You can vote in advance of the Meeting as follows:

By Internet – Go to www.proxyvote.com and follow the instructions. You will need the control number found on your voting instruction form.

By mail – Complete, date and sign your voting instruction form in accordance with the instructions set out on such form and return it in the prepaid envelope provided to Data Processing Centre, P.O. Box 3700, STN Industrial Park, Markham (ON), L3R 9Z9 Canada.

By telephone – Call 1-800-474-7493 (English) or 1-800-474-7501 (French). You will need the control number found on your voting instruction form.

Your duly completed voting instruction form or your Internet or telephone voting instructions, as applicable, must be received by 11:00 a.m. (Eastern Time) on April 26, 2024 (or, if the Meeting is adjourned or postponed, at least 48 hours, excluding Saturdays, Sundays and holidays, before the rescheduled meeting).

Appointment of a Third-Party Proxyholder

As a non-registered Shareholder, you may appoint a third-party proxyholder to participate and vote at the Meeting on your behalf (other than the persons designated by management as set out on your voting instruction form) as follows:

First, you need to appoint the third-party proxyholder by (i) following the instructions on your voting instruction form, completing the voting instruction form and returning it to your Intermediary, (ii) visiting www.proxyvote.com, or (iii) telephone if your Intermediary provides you with this option. You must follow the instructions and deadlines provided by your Intermediary in order to do so.

Second, given the Meeting will take place virtually, the process for you to appoint a third-party proxyholder to participate and vote at the Meeting on your behalf is different than it would be for an in-person meeting. In addition to the first step above, you must follow the additional instructions on your voting instruction form very carefully, including (i) inserting an “Appointee Name” (i.e., the name of your third-party proxyholder), and (ii) designating an 8-character “Appointee Identification Number” in the spaces provided in your voting instruction form or online at www.proxyvote.com. Such appointee information is required to participate and vote at the Meeting on your behalf.

Third, you must inform your third-party proxyholder of the exact Appointee Name and 8-character Appointee Identification Number before the Meeting. Your third-party proxyholder will require your Appointee Name and your Appointee Identification Number to participate and vote on your behalf at the Meeting.

The first and second steps above must be completed by 11:00 a.m. (Eastern Time) on April 26, 2024 (or, if the Meeting is adjourned or postponed, at least 48 hours, excluding Saturdays, Sundays and holidays, before the rescheduled meeting) or neither you nor your third-party proxyholder will be able to participate and vote at the Meeting.

If you fail to provide the exact Appointee Name and Appointee Identification Number to your third-party proxyholder appointed to participate and vote at the Meeting on your behalf, neither you nor your third-party proxyholder will be able to participate and vote at the Meeting.

If you wish to appoint a third-party proxyholder, proxyholder, you are encouraged to do so online at www.proxyvote.com, as this will allow you to share the Appointee Name and the Appointee Identification Number with your third-party proxyholder easily.

Voting Online at the Meeting

See “How do I attend the Meeting online?” for additional information on how to log in and attend the Meeting. If you do not duly appoint yourself as proxyholder then you will only be able to attend the Meeting as a guest. Guests will be able to attend the Meeting but cannot submit questions, vote their Common Shares (if any) or otherwise participate in the Meeting.

How do I attend the Meeting as a guest?

If you wish to attend the Meeting as a guest, you can log into www.virtualshareholdermeeting.com/LDTC2024 15 minutes before the Meeting starts. You should allow ample time to check into the virtual Meeting and complete the related procedures. Complete the “Guest Login” section and click “Enter Here”. Guests will be able to attend the Meeting but cannot submit questions, vote their Common Shares (if any) or otherwise participate in the Meeting.

How do I change or revoke my vote?

A Shareholder who executes and returns the form of proxy or voting instruction form may revoke it in any manner permitted by law.

If you are a registered Shareholder and you change your mind about how you voted before the Meeting and/or you want to revoke your proxy, you may do so by providing new voting instructions or proxyholder appointment information at www.proxyvote.com at a later time, or a new form of proxy to www.proxyvote.com at a later date, or by delivering a signed written notice specifying your instructions to the registered office of the Company, Attention: Daniel Aitken, Vice-President of Global Marketing, Communications and Investor Relations, at any time up to and including the last business day before the date of the Meeting or any adjournment or postponement thereof. A registered Shareholder may also access the Meeting via the live audio webcast to participate and vote at the Meeting, which will revoke any previously submitted proxy.

If you are a non-registered Shareholder and changed your mind about how you voted before the Meeting and/or want to revoke your proxy, contact your Intermediary to find out what to do. Please note that your Intermediary will need to receive any new instructions in enough time to act on them.

How will my proxy be voted?

You can choose to vote “For,” or “Withhold,” or “Against,” as applicable, on the items listed on the form of proxy or voting instruction form. When you sign the form of proxy, you authorize the directors and/or officers of the Company who are named in the form of proxy to vote your Common Shares for you at the Meeting according to your instructions, unless you have appointed a third-party proxyholder. If you return your form of proxy and do not indicate how you want to vote your Common Shares, your shares will be voted (i) FOR electing each of the eight (8) nominee directors who are named in this Circular; (ii) FOR appointing Richter LLP as the independent auditor of the Company and authorizing the Board to set its remuneration; (iii) FOR the Warrant Issuance; and (iv) FOR the By-Laws Amendment. If you do not specify how you want your Common Shares voted, your proxyholder will vote your shares as they see fit on each item and on any other matter that may properly come before the Meeting.

In addition, the enclosed form of proxy gives the persons named on it authority to use their discretion in voting on amendments or variations, to matters identified in the Notice of Meeting or on any matter that may properly come before the Meeting or at any adjournment(s) or postponement(s) of the Meeting. As of the date of this Circular, management is not aware of any such amendments, variations or other matters to be presented for action at the Meeting. If, however, other matters properly come before the Meeting, the persons named on the enclosed form of proxy will vote on them in accordance with their judgment, pursuant to the discretionary authority conferred by the form of proxy.

What votes are required to determine the matters being considered at the Meeting?

The election of directors, the appointment of the Company’s independent auditor and the ratification and approval of the Warrant Issuance and By-Laws Amendment will each be determined by a majority of votes cast at the Meeting by proxy or in person.

Is my vote confidential?

The confidentiality of individual Shareholder votes are preserved, except (a) where the Shareholder clearly intends to communicate their individual position to management, (b) where the validity of the form of proxy is in question, or (c) as necessary to comply with legal requirements.

How do I ask questions at the Meeting?

Only registered Shareholders and duly appointed proxyholders are permitted to ask questions during the Meeting. If a registered Shareholder or a duly appointed proxyholder has a question about one of the matters on the agenda to be voted on at the Meeting, such question should be submitted as soon as possible during the Meeting so that it can be addressed at the appropriate time. Questions may be asked during the Meeting by writing through the live audio webcast at www.virtualshareholdermeeting.com/LDTC2024 after logging in, typing the question into the “Ask a Question” field, and clicking “Submit.” Guests will not be able to submit questions either before or during the Meeting.

The Chair of the Board and other members of management present at the Meeting will answer questions relating to matters to be voted on before a vote is held on each matter, if applicable. General questions will be addressed by them at the end of the Meeting during the question period. Questions from multiple Shareholders on the same topic or that are otherwise related may be grouped, summarized, and answered together.

All Shareholder questions are welcome. However, the Company does not intend to address questions that: are irrelevant to the Company’s operations or to the business of the Meeting; are related to non-public information about the Company; are related to personal grievances; constitute derogatory references to individuals or that are otherwise offensive to third parties; are repetitious or have already been asked by other Shareholders; are in furtherance of a Shareholder’s personal or business interest; or are out of order or not otherwise appropriate as determined by the Chair or Secretary of the Meeting in their reasonable judgment.

Who should I contact if I have questions?

If you have questions regarding the information contained in this Circular contact Daniel Aitken, Vice-President of Global Marketing, Communications and Investor Relations by email at daniel.aitken@leddartech.com.

If you require assistance in completing the form of proxy you may contact Broadridge by telephone toll-free at:

●	Canada and U.S.: 1-844-916-0609 for English and 1-844-973-0593 for French

●	International: 1-303-562-9305 for English and 303-562-9306 for French

If you are a non-registered Shareholder and have questions about your voting instruction form, please contact your Intermediary.

Business of the Meeting

1. Receiving the Audited Annual Financial Statements

At the Meeting, the Company’s audited annual consolidated financial statements for the fiscal year ended September 30, 2023 (“Fiscal 2023”), including the auditors’ reports thereon, will be placed before the Meeting. No formal action will be taken at the Meeting to approve the financial statements. If any Shareholder has questions regarding the financial statements, such questions may be brought forward at the Meeting.

2. Election of Directors

Our articles provide that the Board will consist of a minimum of three (3) and a maximum of eleven (11) directors. The Board has nominated eight directors for election at the Meeting.

The directors are elected by our Shareholders at each annual general meeting of Shareholders and will hold office for a term expiring at the close of the next annual meeting of Shareholders or until their respective successors are elected or appointed.

Set forth in the section entitled “About the Director Nominees” are the names of the eight individuals who are proposed as nominees for election as directors of the Company. Each individual nominated for election as directors is currently a member of the Board. All nominees have established their eligibility and willingness to serve as directors, if elected.

The election of directors at the meeting will be governed by the majority voting requirements under the CBCA. These require that in an uncontested election of directors, such as the one planned for the Meeting, a nominee must receive a majority of the total votes cast in favor of their election to be elected as a director. If a nominee fails to receive that level of support, they will not be elected, though they may continue to serve up to 90 days after the election.

The Board recommends that you vote FOR the election of the eight individuals nominated.

If you do not specify how you want your Common Shares voted, the management nominees named in the form of proxy and voting instruction form for the Meeting intend to vote FOR the election of each of the director nominees listed in this Circular.

Advance Notice Provisions

Our by-laws include advance notice provisions with respect to the nomination of directors. See “Advance Notice Provisions” in the “Corporate Governance Policies and Practices” section.

3. Appointment of Auditors

The audit committee of the Board (the “Audit Committee”) conducted a review process to consider the selection of the Company’s independent registered public accounting firm for its 2024 fiscal year, which has resulted in the decision to nominate, for appointment by Shareholders, Richter LLP as the external auditor of the Company. Richter LLP was first appointed as Company’s auditor upon closing the Business Combination.

On January 29, 2024, the Board, acting on the recommendation of the Audit Committee, appointed Richter LLP as the Company’s independent auditor for its 2024 fiscal year. The appointment of Richter LLP is subject to shareholder approval at the Meeting.

The Board recommends that you vote FOR the appointment of Richter LLP as independent auditor of the Company and the authorization of the Board to fix the remuneration of the Company’s independent auditor.

If you do not specify how you want your Common Shares voted, the management nominees named in the form of proxy and voting instruction form for the Meeting intend to vote FOR the appointment of Richter LLP as independent auditor of the Company and the authorization of the Board to fix the remuneration of the Company’s independent auditor.

Auditor Service Fees

Reference is made to the “Principal Accountant Fees and Services” section of the Annual Report for disclosure of information relating to the Audit Committee required under Regulation 52-110 respecting Audit Committees (“Regulation 52-110”) as well as “Corporate Governance Policies and Practices” below. A copy of the Company’s Form 20-F for the financial year ended September 30, 2023 is accessible on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov, on our website at investors.leddartech.com, or by contacting Daniel Aitken, Vice-President of Global Marketing, Communications and Investor Relations by email at daniel.aitken@leddartech.com.

4. Issuance of Awards to Former Directors

In recognition of the efforts and contributions of Charles Boulanger, as former Chief Executive Officer of LeddarTech Inc., and certain former and continuing directors of LeddarTech Inc. in connection with the development of LeddarTech and consummation of the Business Combination, the Board agreed to issue to such individuals an aggregate of 449,013 warrants (the “Warrants”) to purchase up to 449,013 Common Shares (the “Warrant Shares”). The Warrants are proposed to be issued in the amounts specified below:

Name	Number of Warrants
Michel Brûlé	36,005
Peter Marks	22,503
Yann Delabrière	22,503
Simon Morris	18,002
Charles Boulanger	350,000
Total	449,013

Although Nasdaq Listing Rule 5635(c), which requires shareholder approval prior to the issuance of securities in connection with the equity-based compensation of officers, directors, employees or consultants, is not applicable to foreign private issuers like LeddarTech following their home country practice, the Board resolved to make such issuance pending and upon shareholder approval at the Meeting, and no Warrants will be issued in the event of a negative vote by the Shareholders at the Meeting.

The Warrants will have a per share exercise price (the “Exercise Price”) of $0.01 per Warrant Share, subject to customary anti-dilution adjustments made in accordance with the provisions of the respective Warrant Certificate. No adjustment in the Exercise Price, will be made unless such adjustment would result in a change of at least 2.5% in the Exercise Price and no adjustment will be made in the number of Common Shares purchasable upon exercise of a Warrant unless it would result in a change of at least one one-hundredth of a Common Share. Any adjustments which would otherwise have been made will be carried forward and taken into account in any subsequent adjustment. The Warrants will expire five years from the date of issuance (the “Expiry Time”) and may be exercised in whole or in part at the Exercise Price on or prior to the Expiry Time, by certified cheque or bank draft (or as otherwise directed by the Company in writing).

Until the Expiry Time and while the Warrants are outstanding, the Company will reserve, and there will remain unissued out of its authorized capital a sufficient number of Common Shares to satisfy the right of purchase set forth in the respective Warrant Certificate. All Common Shares to be issued upon the exercise of such right to purchase will be issued as fully paid and non-assessable shares.

The Warrant Issuance is considered to be a “related party transaction” pursuant to Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transaction (“MI 61-101”), requiring the Company, in the absence of exemptions, to obtain a formal valuation and minority shareholder approval. The Warrant Issuance is exempt from the valuation and minority approval requirements of MI 61-101 as, at the time the transaction was approved by the Board, the fair market value of the Warrant Shares did not exceed 25% of the Company’s market capitalization, as calculated under MI 61-101.

In accordance with section 120(1) of the CBCA, each of Charles Boulanger and Yann Delabrière (the “Interested Directors”) disclosed to the Board a conflict of interest with respect to the Warrant Issuance and, in accordance with section 120(5) of the CBCA, the Interested Directors abstained from voting in respect of the Board resolutions approving the Warrant Issuance.

The Board, other than the Interested Directors, recommends that you vote FOR the Warrant Issuance.

If you do not specify how you want your Common Shares voted, the management nominees named in the form of proxy and voting instruction form for the Meeting intend to vote FOR the Warrant Issuance.

5. Confirmation of By-laws Amendment

Section 3.14 of the Company’s By-Law No. 1 provides that in case of an equality of votes by the directors at a meeting of the Board, the chair of such meeting is not entitled to a second or “casting” vote. At a meeting held on January 29, 2024, the Board adopted a resolution amending section 3.14 of the Company’s By-Law No. 1 to provide the chair of Board meetings with the second or “casting” vote in case of an equality of votes. The full text of the Company’s By-Law No.1 reflecting the proposed amendment is attached to this Circular as Schedule C.

Accordingly, at the Meeting, Shareholders will be asked to ratify and approve the By-Laws Amendment. The By-Laws Amendment will not have any effect on the day-to-day operations of the Company.

The Board recommends that you vote FOR the By-Laws Amendment.

If you do not specify how you want your Common Shares voted, the management nominees named in the form of proxy and voting instruction form for the Meeting intend to vote FOR the By-Laws Amendment.

About the Director Nominees

Description of Proposed Director Nominees

The following sets out certain information regarding our director nominees.

Frantz Saintellemy

Age: 49 Québec, Canada Director Since: December 21, 2023 Non-Independent by reason of the fact that he is our President and Chief Executive Officer

President and Chief Executive Officer of LeddarTech Holdings Inc.

Frantz Saintellemy has served as President and Chief Executive Officer and a Director of the Company since the consummation of the Business Combination on December 21, 2023, having previously served as President and Chief Operating Officer of LeddarTech Inc. since October 2017. Mr. Saintellemy is an engineer, innovator, and internationally recognized expert in advanced technologies, and he has over 25 years of experience in the electronics and automotive sector, with specialized knowledge in automotive, ADAS, autonomous driving, AI, IoT and automation applications, in addition to business and product development, applications engineering, global sales and marketing. A dedicated entrepreneur and philanthropist, Mr. Saintellemy is co-founder and chair of the board at Groupe 3737, a non-profit organization that is an entrepreneurial innovation hub helping entrepreneurs and tech companies start, grow, and succeed.

Mr. Saintellemy previously served as VP and General Manager of the Automotive and Industrial Division of Integrated Device Technology (NASDAQ: IDTI), a California-based company specializing in a broad array of complete mixed-signal solutions. Prior to IDT, Mr. Saintellemy was President and Executive VP of Global Sales and Marketing at ZMDI AG, a global supplier of sensing solutions for automotive and industrial applications, which was acquired by IDT in December 2015. Prior to ZMDI, Mr. Saintellemy was CTO and Corporate VP of Technical Marketing and Advanced Engineering Group at Future Electronics, a global distributor of semiconductors and passive, interconnect and electromechanical components.

Throughout his career, Mr. Saintellemy has produced numerous patents and technical innovations and also founded and co-founded many start-ups and corporations, the likes of which include SMGT Inc., Q-Links Home Automation, Groupe Reno-Metrix, Capital Plus and OMNI Global. Mr. Saintellemy sits on several boards and advisory committees.

Mr. Saintellemy holds degrees in electrical engineering, business and marketing. He is also a graduate of the MIT Sloan Engineering Fellows Program on Innovations and Global Leadership and has a MBA from McGill University and HEC-Montreal. Mr. Saintellemy was appointed chancellor and chair of the board of the University of Montreal in October 2021.

Board/Committee Membership		Attendance (1)	Attendance Total
Board of Directors		3 of 3	100%
Securities Held
Common Shares	Options	RSUs	PSUs

60,165	863,985	107,900	359,600
Other Public Board Directorships and Committee Memberships
Company None			Committee –
Public Board Interlocks
None

(1)	Attendance for meetings held from the closing of the Business Combination on December 21, 2023, to and including March 18, 2024.

Charles Boulanger

Age: 66

Québec, Canada

Director Since: December 21, 2023

Non-Independent by reason of the fact that he was LeddarTech Inc.’s Chief Executive Officer prior to the consummation of the Business Combination

Corporate Director

Charles Boulanger has served as a Director of the Company since the consummation of the Business Combination on December 21, 2023. Mr. Boulanger previously served as the Chief Executive Officer of LeddarTech Inc. from 2012 through the consummation of the Business Combination. Mr. Boulanger is a seasoned CEO with over 35 years of experience with public and private companies having international footprints with demonstrated successes in various industries from high tech (AI, software, microelectronics), automotive, software, pharmaceuticals, cosmetics, oil & gas to environmental industries. Mr. Boulanger has successfully raised several financings, completed several acquisitions and sales transactions, including three initial public offerings (IPOs) and one management leveraged buyout (MLBO) in Europe. Since 2008, he has served as President of Moody Management Inc., a private investment firm. Before LeddarTech, Mr. Boulanger was the Founder, President and Chief Executive Officer of Groupe Unipex SAS as of 2008. He was President of the Active Ingredients and Specialty Chemicals Division of Atrium Innovations (TSE : ATB) from 2004 to 2008. Before joining Atrium, Mr. Boulanger was the Founder and President of Quebec International following a partnership with Phénix Capital. Mr. Boulanger is active in the investment and entrepreneurship sectors, with a direct investment portfolio of about 15 companies and his participation as a sponsor/investor in three separate investment funds. He is currently on the Board of Chimie ParaChem, Pieridae Energy (TSE : PEA), Averna Technologies and LeddarTech. Mr. Boulanger is a graduate of Université Laval in mechanical engineering and holds a degree from the International Centre for Research and Studies in Management.

Board/Committee Membership		Attendance (1)	Attendance Total
Board of Directors		3 of 3	100%

Compensation and Human Capital Committee		2 of 2
Securities Held
Common Shares	Options	RSUs

26,462	3,245	8,055
Other Public Board Directorships and Committee Memberships
Company Pieridae Energy (TSE : PEA)	Committees Audit and Risk Committee Reserves, Health, Safety & Environment Committee
Public Board Interlocks
None

(1)	Attendance for meetings held from the closing of the Business Combination on December 21, 2023, to and including March 18, 2024.

Derek Aberle

Age: 54 California, United States Director Since: December 21, 2023 Independent

Corporate Director and Chairman of the Board of Directors of the Company

Derek Aberle has served as Chairman of the Company’s Board of Directors since the consummation of the Business Combination on December 21, 2023 and was a member of the LeddarTech Inc. board of directors since November 2021. Mr. Aberle was the Chief Executive Officer of Prospector. Mr. Aberle is also Executive Vice Chairman and director of XCOM, a company he co-founded in July 2018 with the former Chief Executive Officer and Executive Chairman of Qualcomm, Paul Jacobs. Mr. Aberle also served as President and Chief Operating Officer of XCOM from July 2018 to November 2020. Prior to XCOM, Mr. Aberle spent 17 years at Qualcomm, including as President of Qualcomm from March 2014 to January 2018. He was an officer and member of Qualcomm’s Executive Committee from 2008 until January 2018. Mr. Aberle also serves on the board of directors of InterDigital (Nasdaq: IDCC) since August 2022. Prior to Qualcomm, Mr. Aberle was an attorney with the international law firms Pillsbury Winthrop and Heller Ehrman. Mr. Aberle holds a B.A. in Business Economics from the University of California, Santa Barbara and a J.D. from the University of San Diego School of Law.

Board/Committee Membership		Attendance (1)	Attendance Total
Board of Directors (Chair)		3 of 3	100%

Compensation and Human Capital Committee		2 of 2

Nominating and Corporate Governance Committee (Chair)		1 of 1

Audit Committee		1 of 1 (2)
Securities Held (3)
Common Shares	Options	RSUs

117,938	-	10,740
Other Public Board Directorships and Committee Memberships
Company InterDigital (Nasdaq: IDCC)		Committee Human Capital Committee Finance Committee
Public Board Interlocks
None

(1)	Attendance for meetings held from the closing of the Business Combination on December 21, 2023, to and including March 18, 2024.
(2)	Derek Aberle was a member of the Audit Committee from the consummation of the Business Combination on December 21, 2023 until January 29, 2024.
(3)	Derek Aberle may be considered an associate or affiliate of the Sponsor, which beneficially owns more than 10% of the Common Shares, for the purposes of applicable Canadian securities laws. See “How many Common Shares are issued and outstanding and who are the principal Shareholders?” for more information.

Nick Stone

Age: 45 California, United States Director Since: December 21, 2023 Independent

Corporate Director

Nick Stone has served as a Director of the Company since the consummation of the Business Combination on December 21, 2023, and was a member of the LeddarTech Inc. board of directors since November 2021. Mr. Stone was the Chief Financial Officer and a director of Prospector and is currently a Partner at FS Investors, where he has worked since 2013. Prior to joining FS Investors in June 2011, Mr. Stone served as Vice President at TPG Capital, one of the world’s largest private equity funds, from August 2007 to March 2011. Prior to joining TPG, Mr. Stone was an investment professional at Kohlberg Kravis Roberts & Co., focusing on investments in the healthcare space from 2003 to 2005. Prior to that, he was an analyst at Morgan Stanley, focusing on the technology sector. Mr. Stone graduated cum laude from Harvard University and was an Arjay Miller Scholar at the Stanford Graduate School of Business.

Board/Committee Membership	Attendance (1)	Attendance Total
Board of Directors	3 of 3	100%
Audit Committee	2 of 2
Securities Held (2)
Common Shares	Options	RSUs

-	-	10,740
Other Public Board Directorships and Committee Memberships
Company None	Committee –
Public Board Interlocks
None

(1)	Attendance for meetings held from the closing of the Business Combination on December 21, 2023, to and including March 18, 2024.
(2)	Nick Stone may be considered an associate or affiliate of the Sponsor and FS Investors, each of which beneficially owns more than 10% of the Common Shares, for the purposes of applicable Canadian securities laws. See “How many Common Shares are issued and outstanding and who are the principal Shareholders?” for more information.

Michelle M. Sterling

Age: 56 California, United States Director Since: December 21, 2023 Independent

Corporate Director

Michelle Sterling has served as a Director of the Company since the consummation of the Business Combination on December 21, 2023. Ms. Sterling spent 25 years at Qualcomm Incorporated, a leading wireless communications technology company, including serving as Executive Vice President, Human Resources, from May 2015 until May 2020 and as Senior Vice President, Human Resources from October 2007 to May 2015. In addition to her deep knowledge of executive compensation, CEO and executive leadership succession, Ms. Sterling is well-experienced in the dynamic global technology market and its human capital implications. Prior to joining Qualcomm, Ms. Sterling served in various human resources roles at ABB Traction and Manpower, both in the New York area.

Ms. Sterling currently serves on the Board of Directors, Compensation and Human Capital Committee for Coherent Corp., one of the largest photonics and compound semiconductor companies in the world (NYSE : COHR) and on the Board of Directors, Governance and Compensation and Human Capital Committees for Digital Turbine, an application and delivery content delivery platform (NASDAQ: APPS). Ms. Sterling formerly served on the Board of Directors, Security Committee and Chair of the Compensation and Human Capital Committee for TuSimple, an autonomous driving technology for the trucking industry (NASDAQ: TSP).

Ms. Sterling holds a bachelor’s degree in business management from the University of Redlands and holds a National Association Corporate Directors (NACD) Directorship certification.

Board/Committee Membership	Attendance (1)	Attendance Total
Board of Directors	3 of 3	100%
Compensation and Human Capital Committee (Chair)	2 of 2
Nominating and Corporate Governance Committee	1 of 1
Securities Held
Common Shares	Options	RSUs

-	-	10,740
Other Public Board Directorships and Committee Memberships
Company Coherent Corp. (NYSE : COHR)	Committees Compensation and Human Capital Committee
Digital Turbine (NASDAQ: APPS)	Governance and Compensation and Human Capital Committees
Public Board Interlocks
None

(1)	Attendance for meetings held from the closing of the Business Combination on December 21, 2023, to and including March 18, 2024.

Yann Delabrière

Age: 73 Île-de-France, France Director Since: December 21, 2023 Independent

Corporate Director

Yann Delabrière has served as a Director of the Company since the consummation of the Business Combination on December 21, 2023, and was a member of the LeddarTech Inc. board of directors since February 2021. Mr. Delabrière possesses over 30 years of experience in senior executive positions in the aerospace, identity, security and automotive industries. He is presently a Non-Executive Director of ST Microelectronics. He had been Chairman of the Board of IDEMIA until April 2023, a global leader in augmented reality, where he previously served as President and CEO. Mr. Delabrière also acts as Lead Independent Director of Alstom S.A., an industry giant that develops and markets integrated systems that provide sustainable foundations for the future of transportation.

Mr. Delabrière served as Chairman and CEO of Faurecia (now FORVIA), a worldwide leader in automotive equipment, from February 2007 to June 2016, and as Chairman through May 2017, where his leadership led to the growth of the organization, particularly in North America and Asia, and helped restore its profitability and cash generation capabilities. Prior to Faurecia, Mr. Delabrière held the Chief Finance Officer position at PSA Peugeot Citroën, beginning in 1990. In parallel to his position as CFO, Mr. Delabrière later became Chairman and Chief Executive Officer of PSA’s consumer finance unit. Mr. Delabrière served as a non-executive director and chairman of the audit committee for Capgemini SE, a leading IT services company.

Between 1983 and 2018, Mr. Delabrière also lent his executive experience to the aerospace, identity and security industries. From 2017 to 2018, he was advisor to the board and advisor to the board and then CEO of Zodiac Aerospace, and he oversaw the company’s sale to Safran Group in 2018. Mr. Delabrière previously occupied the roles of Non-Executive Director at Société Générale, Group CFO for the high-end retail group Printemps (now known as Kering), and CFO for the French export credit agency Coface after a term with the French Court of Auditors and three years within the French Foreign Trade Ministry beginning in 1983.

Mr. Delabrière holds a PhD in Mathematics, having graduated from the École Normale Supérieure and the École Nationale d’Administration. He is also a Chevalier de la Légion d’Honneur (Knight of the Legion of Honor) and Officier de l’Ordre National du Mérite (Officer of the National Order of Merit).

Board/Committee Membership		Attendance (1)	Attendance Total
Board of Directors		3 of 3	100%
Audit Committee (Chair)		2 of 2
Securities Held
Common Shares	Options	RSUs

13,605	12	10,740
Other Public Board Directorships and Committee Memberships
Company STMicroelectronics (NYSE : STM) Alstom (EPA: ALO)		Committee Audit Committee Lead Independent Director; Nominations and Remuneration Committee (Chair)
Public Board Interlocks
None

(1)	Attendance for meetings held from the closing of the Business Combination on December 21, 2023, to and including March 18, 2024.

Sylvie Veilleux

Age: 58 South Dakota, United States Director Since: January 29, 2024 Independent

Corporate Director

Sylvie Veilleux was appointed as a Director of the Company effective as of January 29, 2024. Ms. Veilleux currently serves as an independent director and member of the Audit Committee for Softchoice (TSE : SFTC), non-executive Board Chair and Compensation and Nomination Committee chair for Cinchy, an independent director for Prezi, an independent director and member of the audit committee for QScale. She has served as an independent director and member of the Strategy Committee, the Nomination and Compensation and Human Capital Committee and Chair of the Tech and Cyber Committee for Europcar Mobility Group up to the summer of 2022 and a successful acquisition by a Volkswagen-led consortium. She also served on the board of H1.

Ms. Veilleux’s expertise includes driving various digital transformation efforts at different points of maturity in both public and private companies, scaling for growth at inflection points such as IPO, M&A and multi-product company, cyber security as well as strategically sourcing talent in challenging geographies and industries, in remote and hybrid workplaces. She demonstrated this expertise in her prior positions as the first CIO at Dropbox, Vice President of Enterprise Information Technology and Security at Mozilla, Senior Director of Infrastructure Engineering and Operations for Salesforce, and VP of Platform Engineering of Franklin Templeton Investments. Ms. Veilleux was recognized by Forbes CIO NEXT 2021 Top 50 and by Technology Magazine’s Top 100 Women in Technology in 2021. In 2017, she was recognized by the California Diversity Council as a Distinguished Chief Information Officer.

Ms. Veilleux studied Computer Science at the College de Limoilou in Quebec City, Canada and attended the Directors College at Stanford University, California in 2017 and 2021.

Board/Committee Membership	Attendance (1)	Attendance Total
Board of Directors	2 of 2	100%
Audit Committee	1 of 1
Securities Held
Common Shares	Options	RSUs

-	-	8,055
Other Public Board Directorships and Committee Memberships
Company Softchoice (TSE : SFTC)	Committee Audit Committee
Public Board Interlocks
None

(1)	Attendance for meetings held from Ms. Veilleux’s appointment to the Board on January 29, 2024, to and including March 18, 2024.

Lizabeth Ardisana

Age: 72 Michigan, United States Director Since: January 29, 2024 Independent

Corporate Director

Ms. Ardisana was appointed as a Director of the Company effective January 29, 2024. Ms. Ardisana is the CEO and the principal owner of the firm ASG Renaissance, LLC, which she founded in 1987. ASG Renaissance is a technical and communication services firm with experience providing services to clients in the automotive, environmental, defense, construction, healthcare, banking, and education sectors. As CEO of ASG Renaissance, she has worked on numerous alternative fuel, electric vehicle and advanced technology projects. Ms. Ardisana is also CEO of Performance Driven Workforce, LLC, a scheduling and staffing firm founded in 2015 and has since expanded into five states. Prior to starting ASG Renaissance, Ardisana worked at Ford Motor Company as an engineer. Ms. Ardisana, a Hispanic and female business owner, is an active business and civic leader in Michigan.

Ms. Ardisana has been a member of the board of directors of Huntington Bancshares Inc. from 2016 to 2023, a member of the board of directors of Clean Energy Fuels Corp. since December 2019 and a member of the board of directors of FirstMerit Corporation from 2013 to 2016. Ms. Ardisana has also held numerous leadership positions in various of non-profit organizations, including the United Way for Southeastern Michigan, Skillman Foundation, CS Mott Foundation, Kettering University, Metropolitan Affairs Coalition and Focus: Hope. The governor of Michigan appointed her to the executive board of the Michigan Economic Development Corporation and serves on its finance committee. Ms. Ardisana is vice chair of the Wayne Health board of directors, serving on the audit committee.

Ms. Ardisana holds a bachelor’s degree in Mathematics and Computer Science from the University of Texas, a master’s degree in Mechanical Engineering from the University of Michigan and a master’s degree in Business Administration from the University of Detroit.

Board/Committee Membership		Attendance (1)	Attendance Total
Board of Directors		2 of 2	100%
Nominating and Corporate Governance Committee		1 of 1
Securities Held
Common Shares	Options	RSUs

-	-	8,055
Other Public Board Directorships and Committee Memberships
Company HASI (NYSE : HASI) Clean Energy (NASDAQ : CLNE)		Committee Audit Committee and Compensation Committee Compensation Committee & Nominating and Corporate Governance Committee
Public Board Interlocks
None

(1)	Attendance for meetings held from Ms. Ardisana’s appointment to the Board on January 29, 2024, to and including March 18, 2024.

Cease Trade Orders

To the knowledge of LeddarTech and based on information provided by the proposed director nominees, none of the proposed director nominees are, as of the date of this Circular, or have been, within the last 10 years before the date of this Circular, a director, chief executive officer (“CEO”) or chief financial officer (“CFO”) of any company, including LeddarTech, that: (i) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemptions under securities legislation, that was in effect for a period of more than 30 consecutive days (collectively, an “Order”) and that was issued while the proposed director nominee was acting in the capacity of a director, CEO or CFO; or (ii) was subject to an Order that was issued after the proposed director nominee ceased to be a director, CEO or CFO and which resulted from an event that occurred while that person was acting in the capacity as director, CEO or CFO.

Bankruptcy

To the knowledge of LeddarTech and based on information provided by the proposed director nominees, other than as disclosed in this Circular, none of the proposed director nominees are, as at the date of this Circular, or have been within the 10 years before the date of this Circular, a director or executive officer of any company, including LeddarTech that, while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Nick Stone was a director of a company based in Oklahoma named International Energy Inc. (“International Energy”). To comply with the Australian Securities Exchange listing rules, International Energy was required to file for bankruptcy in the United States under international treaty requirements. The bankruptcy was subsequently dismissed in the United States because the U.S. trustee believed it was not required in the U.S., even though it was required in Australia. As a result, the entire case has been dismissed.

To the knowledge of LeddarTech and based on information provided by the proposed director nominees, none of the proposed director nominees are, as of the date of this Circular, or have been within the last 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director nominee.

Securities Penalties or Sanctions

Except as set out below, to the knowledge of LeddarTech and based upon information provided by the proposed director nominees, none of the proposed director nominees have (i) been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (ii) been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed nominee director.

In December 2014, the Enforcement Committee of the French Financial Markets Authority (the “FFMA”) found that Faurecia SA (“Faurecia”) and its Chairman and Chief Executive Officer, Mr. Yann Delabrière, had failed to meet certain obligations defined in Articles 223-1, 223-2 and 223-10-1 of the FFMA’s General Regulation pertaining to information related to Faurecia’s objectives for 2012. The FFMA fined Faurecia and Mr. Yann Delabrière €2 million and €100,000, respectively. Supported by Faurecia’s board of directors, in February 2015, Faurecia SA and Mr. Delabrière lodged an appeal against this decision with the Paris Court of Appeal. The Paris Court of Appeal found no evidence of personal wrongdoing by Mr. Delabrière and maintained the penalty solely in his capacity as legal representative of Faurecia. In August 2016, Faurecia and Mr. Delabrière lodged an appeal against this ruling before the French Supreme Court. The appeal was withdrawn, and the French Supreme Court recorded this withdrawal by a judgment dated September 26, 2018.

In June 2022 and July 2022, stockholders of Digital Turbine Inc. (“Digital Turbine”) filed class action complaints against Digital Turbine and certain of its officers, including independent director Ms. Michelle Sterling, in the Western District of Texas, related to Digital Turbine’s announcement in May 2022 that it would restate some of its financial results. The claims allege violations of certain federal securities laws. On July 19, 2023, the Western District Court granted Digital Turbine’s motion to dismiss the case. The plaintiffs filed an amended complaint on August 23, 2023, Digital Turbine filed a motion to dismiss the amended complaint on September 22, 2023, and briefing on the motion to dismiss is complete as of November 13, 2023. The court has not yet issued a ruling on the Digital Turbine’s motion to dismiss the amended complaint. Several derivative actions have been filed against Digital Turbine and its directors, which all assert claims of breach of fiduciary duties arising out of the same facts as the securities class action. The federal derivative cases have been stayed under a court order, pending a ruling on any motion to dismiss the federal class action. Digital Turbine and the individual defendants filed a motion to dismiss the Delaware Chancery case on May 11, 2023. Digital Turbine and individual defendants deny any allegations of wrongdoing and plan to vigorously defend against the claims asserted in these complaints. In July 2023, a derivative action was filed against Digital Turbine and the members of Digital Turbine’s Compensation and Human Capital Management Committee that asserts a claim of breach of fiduciary duties related to the grant of equity awards to Digital Turbine’s CEO in excess of the annual share limit set forth in Digital Turbine’s 2020 Equity lncentive Plan. On September 15, 2023, the board of directors of Digital Turbine amended the terms of the awards to Digital Turbine’s CEO to clarify that any awards exceeding the annual limit were void, thereby mooting the plaintiff’s claims. The plaintiff and Digital Turbine agreed that its board of directors’ amendment of the awards rendered the plaintiff’s claims moot. Digital Turbine agreed to pay US$180,000 to settle the plaintiff’s claim to entitlement to an award of attorneys’ fees and reimbursement of expenses. On December 20, 2023, the court entered a Stipulation and Order of Dismissal in the action to reflect the settlement.

Compensation Discussion and Analysis

Overview of Compensation of Executive Officers

The Company operates in a dynamic and rapidly evolving industry. To succeed in this environment and achieve its business and financial objectives, the Company must attract, retain and motivate a highly talented team of executive officers. The Company’s compensation philosophy is designed to align the compensation provided to its executives, including the Named Executive Officers as described below, with the achievement of business objectives. It also enables the Company to attract, motivate and retain individuals who contribute to the Company’s long-term success. The Company continues to evaluate its philosophy and compensation program as circumstances require and plans to continue to review compensation on an annual basis. As part of this review process, the Company expects to be guided by the philosophy and objectives outlined above, as well as other that may become relevant, such as the market competitiveness of its executive compensation relative to publicly traded peers.

Currently, the executive officers and senior management employees receive fixed and variable compensation, as well as benefits that we believe align with Canadian-based, technology-focused companies in our market and with whom we compete for talent. The fixed component of their compensation consists primarily of base salary and is reviewed and adjusted at least annually. The variable component typically consists of annual cash and equity incentives. Equity incentives historically have been granted in the form of options to purchase Common Shares. In the future, the Company expects to continue to award equity-based long-term incentives, which may be in the form of stock options, restricted stock units and other time-vesting or performance-based equity incentives under its omnibus equity-based incentive plan that the Company adopted upon the completion of the Business Combination, as further described below.

The Company qualifies as a “SEC Issuer” for the purposes of Canadian securities laws and is hereby providing the information required to be disclosed under Item 402 “Executive compensation” of Regulation S-K under the U.S. Exchange Act, as permitted under Item 8.1 of Form 51-102F6 – Statement of Executive Compensation.

Summary Compensation Table

The following table shows the total compensation awarded to, earned by, or paid during the year ended September 30, 2023, to LeddarTech’s Chief Executive Officer and LeddarTech’s two most highly compensated executive officers (other than the Chief Executive Officer) who were serving as executive officers on the last day of the fiscal year ended September 30, 2023. Those individuals are referred to collectively in this Circular as “Named Executive Officers.” All amounts set forth in the Summary Compensation Table are denominated in US dollars rather than Canadian dollars.

Name and Principal Position (1)	Year	Salary (2) (US$)	Bonus	Stock Awards (US$)	Option Award (3) (US$)	Non-Equity Incentive Plan Compen-sation (4) (US$)	Non-qualified Deferred Compen-sation Earnings (US$)	All Other Compen-sation (US$)	Total (US$)
Charles Boulanger Chief Executive Officer	2023	366,768	–	–	–	212,297	–	–	579,065
	2022	317,376	–	–	678,049	92,833	–	–	1,088,258
Frantz Saintellemy President and Chief Operating Officer	2023	303,236	–	–	–	78,305	–	–	381,541
	2022	262,656	–	–	398,750	82,080	–	–	743,486
David Torralbo Chief Legal Officer	2023	266,256	–	–	–	99,665	–	–	373,909
	2022	63,138	14,818	–	800,173	–	–	–	878,129
Christopher Stewart Chief Financial Officer	2023	8,183	–	–	–	–	–	–	8,183

(1)	Titles reflect principal positions with LeddarTech as of September 30, 2023. Mr. Stewart commenced his position with LeddarTech on September 20, 2023.
(2)	Represents base salary amounts earned for the applicable fiscal year. Base salary values have been converted from C$ to US$ using the daily average exchange rate published by the Bank of Canada for September 29, 2023, of 0.7396 for 2023 base salary values, and 0.7296 for 2022 base salary values.
(3)	There were no equity grants to the Named Executive Officers during fiscal year 2023. The 2022 amounts in this column represent the aggregate grant date fair values of options granted during the 2022 fiscal year estimated using the Black-Scholes option pricing model assuming an expected life of 2.41 years, exercise price of C$102.50, a risk-free interest rate of 2.20%, dividend yield of 0%, and an expected volatility of 81% based on historical or implied volatility of similar listed entities over a period similar to the life of the options. For 2022, the Black-Scholes weighted average value assigned is C$20.57 per option, or US$15.95, using the daily average exchange rate published by the Bank of Canada of 0.7756 for December 15, 2021 (grant date for Messrs. Boulanger and Saintellemy) and US$16.00 using the daily average exchange rate published by the Bank of Canada of 0.7780 for August 4, 2022 (grant date for Mr. Torralbo).
(4)	Amounts represent cash awards earned for fiscal years 2023 and 2022 under the Company’s bonus incentive plan. Values have been converted from C$ to US$ using the daily average exchange rate published by the Bank of Canada on September 29, 2023, of 0.7396 for 2023 awards and on September 30, 2022 of 0.7296 for 2022 awards.

Outstanding Equity Awards at Fiscal Year-End

The following table provides certain information regarding the outstanding equity awards granted to the Named Executive Officers that were outstanding as of September 30, 2023. In connection with the Business Combination, all outstanding LeddarTech option grants (other than options to purchase LeddarTech’s Class M shares) were cancelled for no compensation or consideration, LeddarTech’s existing equity plans were terminated, and the options to purchase LeddarTech’s Class M shares became options to purchase Common Shares. All dollar amounts set forth in the following table are denominated in US dollars rather than Canadian dollars.

	Option Awards
Name	Grant Date	No. of securities underlying unexercised options (exercisable) (#)	No. of securities underlying unexercised options (unexercisable) (#)	Equity incentive plan awards: No. of securities underlying unexercised unearned options	Option Exercise Price (US$) (1)	Option expiration date
Charles Boulanger	12/15/21	21,250	21,250	–	74.78	12/15/31
	09/30/20	18,221	15,000	–	74.78	09/30/30
	05/01/20	9,510	–	–	32.98	05/01/30
	10/01/19	10,000	–	–	32.98	10/01/29
	01/01/18	32,000	–	–	32.98	01/01/28
	09/18/15	45,568	–	–	4.01	09/18/25
	11/10/14	64,177	–	–	4.01	11/10/24
	11/10/14	142,094	–	–	2.01	11/10/24
	12/16/20	–	3,221(2)	–	74.78	12/16/30
	12/19/17	–	8,697(2)	–	32.98	12/19/27
	09/18/15	–	45,568(2)	–	4.01	09/18/25
	12/16/20	–	3,221(3)	–	0.001	12/16/30
	10/01/17	–	8,697(3)	–	0.001	10/01/27
	09/18/15	–	45,568(3)	–	0.001	09/18/25
Frantz Saintellemy	12/15/21	12,500	12,500	–	74.78	12/15/31
	09/30/20	17,423	7,500	–	74.78	09/30/30
	05/01/20	6,366	–	–	32.98	05/01/30
	10/01/19	6,750	2,250	–	32.98	10/01/29
	10/01/18	89,020	–	–	32.98	10/01/28
	10/16/17	20,000	–	–	32.98	10/16/27
	12/16/20	–	10,459	–	0.001	12/16/20
	10/01/17	–	5,758	–	0.001	10/01/27
	12/16/20	–	10,459	–	0.001	12/16/20
	10/01/17	–	5,758	–	0.001	10/01/27
David Torralbo	08/04/22	12,500	37,500	–	74.78	08/04/32
Christopher Stewart	–	–	–	–	–	–

(1)	Option exercise price converted from C$ to US$ using the daily average exchange rate published by the Bank of Canada on September 30, 2022, of 0.7296.
(2)	Reflects vested C-Options that were exercisable for LeddarTech common shares only upon the occurrence of a liquidity event or on or after October 1, 2024, October 1, 2027, or October 1, 2030, as applicable.
(3)	Reflects vested M-Options that were exercisable for LeddarTech Class M Shares only upon the occurrence of a liquidity event or on or after October 1, 2024, October 1, 2027, or October 1, 2030, as applicable.

Principal Elements of Executive Compensation

Base Salaries

Annual base salaries provide a fixed element of compensation to the Company’s NEOs, reflecting their skill sets, experience, roles and responsibilities. Base salaries for the Company’s executive officers have generally been set at levels deemed advisable to attract and retain individuals within the market in which the Company competes for talent. Adjustments to base salaries are generally determined annually and may be adjusted based on factors such as performance, merit, experience, achievement of objectives and market competitiveness. Additionally, the Company may adjust base salaries throughout the year to reflect promotions or other changes in the scope or breadth of an NEO’s role or responsibilities.

Annual Incentive Bonuses

The Company’s Named Executive Officers and other executive officers are eligible to earn annual bonuses based on the achievement of corporate and individual performance objectives as determined and established by the Board at the beginning of each fiscal year. For fiscal year 2023, Messrs. Boulanger, Saintellemy and Torralbo were eligible to receive a cash bonus of up to 100%, 50% and 50% of base salary, respectively. For fiscal year 2023, the corporate objectives under the incentive bonus plan applicable to Messrs. Boulanger and Saintellemy were (i) business development goals, including entering into a Tier 1 or OEM development and commercial agreements involving the Company’s sensor components and sensor fusion and perception software and technology, (ii) software product development goals, (iii) sales funnel goals, and (iv) financing objectives; and the corporate objectives applicable to Mr. Torralbo related to the same business development and financing goals as Messrs. Boulanger and Saintellemy, along with departmental planning goals.

Following a review of the level of achievement of the various performance measures, the Board determined that the aggregate level of achievement for Messrs. Boulanger, Saintellemy and Torralbo was 62%, 55% and 82%, respectively, of the target, with the corresponding payouts reflected above in the Summary Compensation Table. While certain performance goals were achieved or exceeded, including with respect to software product development, other performance measures were not achieved, including with respect to the business development and sales funnel objectives.

Stock Option Awards

Historically, stock options were the only form of equity awards LeddarTech granted to its executive officers. Stock options are used to incentivize longer-term performance as they provide opportunities to profit from an increase in the equity value of the Company while also serving as an additional retention measure. The Board has the discretion to grant equity awards at such times as it determines appropriate. Executive officers generally will be awarded an initial grant of stock options in connection with their commencement of employment, and additional grants have historically occurred and may in the future, periodically occur in order to specifically incentivize executive officers with respect to achieving certain corporate goals or to reward them for exceptional performance.

Other Benefits

The Named Executive Officers are eligible to participate in benefits available generally to salaried employees, including benefits under the Company’s health and welfare plans and arrangements and vacation pay or other benefits under the Company’s medical insurance plan.

Company Equity Plans

Effective upon the consummation of the Business Combination, LeddarTech’s existing equity plans were terminated. The principal features of the Company’s current equity incentive plan are summarized below. This summary is qualified in its entirety by reference to the actual text of the plan, which has been filed on the Company’s SEDAR+ profile at www.sedarplus.ca.

LeddarTech Holdings Inc. Omnibus Incentive Plan

Upon the consummation of the Business Combination, the Company adopted the Omnibus Incentive Plan (the “Incentive Plan”). The purpose of the Incentive Plan is to increase the interest in the welfare of qualified directors, executive officers, employees and consultants, who share responsibility for the management, growth and protection of our business and to provide an incentive to such eligible participants to continue their services for the Company and to encourage such eligible participants whose skills, performance and loyalty to the objectives and interests of the Company are necessary or essential to its business. The Incentive Plan rewards the participants for their performance while working for the Company and provide a means through which the Company may attract and retain qualified employees to enter its employment or service.

Eligibility and Administration

Company’s directors, executive officers, employees and consultants, and directors, executive officers, employees and consultants of the Company’s subsidiaries are eligible to receive awards under the Incentive Plan. The Incentive Plan is expected to be administered by the Board with respect to awards to non-employee directors and by the compensation committee or plan administrator with respect to other participants (referred to collectively as the “plan administrator” below).

The plan administrator has the authority to make such determinations and such interpretations and take such steps and actions in connection with, the proper administration and operations of the Incentive Plan as it may deem necessary or advisable. The plan administrator will also set the terms and conditions of all awards under the Incentive Plan, including any vesting and vesting acceleration conditions.

Shares Available under the Incentive Plan

The securities that participants may acquire under the Incentive Plan will consist of authorized but unissued shares. The maximum number of shares available for issuance under the Incentive Plan shall not exceed at any time five million Common Shares issued and outstanding from time to time (the “Share Reserve”). The Share Reserve will increase as cancelled awards will be returned to the Share Reserve for re-issuance if a participant ceases to be an eligible participant and surrenders any vested and/or unvested awards or otherwise fails to exercise his or her awards before the expiration date.

Under the Incentive Plan, if an outstanding award (or portion thereof) expires or is forfeited, surrendered, cancelled or otherwise terminated for any reason without having been exercised or settled in full, or if the Common Shares acquired pursuant to an award subject to forfeiture are forfeited, the Common Shares covered by such award, if any, will again be available for issuance under the Incentive Plan. Common Shares will not be deemed to have been issued pursuant to the Incentive Plan with respect to any portion of an award that will be settled in cash.

Awards

The Incentive Plan allows for the grant of unvested Common Shares (“Unvested Common Shares”), share options (“Options”), restricted share units (“RSUs”), deferred share units (“DSUs”) and share appreciation rights (“SARs” and collectively with the Unvested Common Shares, the Options, the RSUs and the DSUs, the “Awards”). No determination has been made in the Incentive Plan as to the types or amounts of awards that will be granted to certain individuals pursuant to the Incentive Plan. Certain Awards may constitute or provide for a deferral of compensation, subject to Section 409A of the Code, which may impose additional requirements on the terms and conditions of such Awards. All Awards will be set forth in award agreements, which will detail all terms and conditions of the Awards, including any applicable vesting and payment terms and post-termination exercise limitations. Awards will generally be settled in Common Shares, but the plan administrator may provide for cash settlement (or a combination thereof) of any Award (other than Options). A brief description of each award type follows.

●	Unvested Common Shares. The Unvested Common Shares will consist of Common Shares with such restrictions and vesting and other conditions placed upon such Common Shares as the plan administrator may determine at the time of grant (including a restriction on or prohibition against the right to receive any dividend or other right or property with respect thereto), which restrictions may lapse separately or in combination at such time or times, in such installments or otherwise as the plan administrator may determine, the whole subject to the terms and conditions of the Incentive Plan.

●	Options. Options will provide for the purchase of Common Shares in the future at an exercise price set on the grant date. The number and exercise price of the Options to be issued to eligible participants under the Incentive Plan will be set by the plan administrator. The term of an Option may not be longer than ten years from the date that such Option is granted and unless otherwise determined by the plan administrator, all unexercised Options will be cancelled at the expiry of their respective term.

●	RSUs. RSUs will entitle, upon settlement, the participant to receive Common Shares issued from treasury or purchased on the open market at such purchase price (which may be zero) as determined by the plan administrator. The plan administrator may also elect to grant dividend equivalents in respect of unvested RSUs on the same basis as cash dividends declared and paid on Common Shares as if the participant was a shareholder of records of Common Shares on the relevant record date.

●	DSUs. DSUs will entitle, upon settlement, the participant to receive Common Shares issued from treasury or purchased on the open market at such purchase price (which may be zero) as determined by the plan administrator. Subject to the Company’s director compensation policy determined by the Board from time to time and the terms and conditions of the Incentive Plan, each eligible director (i) shall receive 100% of his or her equity retainer in the form of DSUs, and (ii) may elect to receive any percentage, up to 100%, of his or her cash retainer in the form of DSUs. The plan administrator may also elect to grant dividend equivalents in respect of unvested DSUs on the same basis as cash dividends declared and paid on Common Shares as if the participant was a shareholder of record of Common Shares on the relevant record date.

●	SARs. Each SAR will entitle the participant to receive Common Shares having a value equal to the excess of the market value (as determined in accordance with the terms of the Incentive Plan) of a Common Share on the date of exercise over the price per Common Share to be payable upon vesting of each SAR, as determined by the plan administrator (which price shall not be less than 100% of the market value of the Common Share on the date of grant) multiplied by the number of Common Shares with respect to which the SAR shall have been exercised. No dividend equivalents shall be granted in connection with a SAR. The term of a SAR may not be longer than ten years from the date that such SAR is granted and unless otherwise determined by the plan administrator, all unexercised SARs will be cancelled at the expiry of their respective term.

Vesting

Vesting conditions determined by the plan administrator may apply to each Award and may include continued service, performance and/or other conditions. The plan administrator will also have the right to accelerate the date upon which any Award becomes exercisable, notwithstanding the vesting schedule set forth for such Award, regardless of any adverse or potentially adverse tax consequence resulting from such acceleration.

Trigger Events

Except as otherwise provided in a grant agreement, employment agreement or other written agreement between the Company (including any affiliates) and the participant, or otherwise determined by the plan administrator, each Award granted under the Incentive Plan will be subject to the following conditions:

Options and SARs. The Incentive Plan provides that upon the termination for cause of a participant, any Options or SARs granted to such participant, whether vested or unvested, will automatically terminate. The Incentive Plan further provides that upon a participant’s termination of employment without cause, (i) any unvested Option or SAR granted to such participant shall terminate, and (ii) any vested Option or SAR granted to such participant may be exercised by such participant within the earlier of 90 days after the termination date and the expiry date of the Award set forth in the grant agreement. If a participant ceases to be an eligible participant under the Incentive Plan as a result of participant’s resignation, the Incentive Plan will provide that (i) each unvested Option or SAR granted to such participant shall terminate and become void immediately upon resignation and (ii) each vested Option or SAR granted to such participant will cease to be exercisable on the earlier of 90 days following the termination date and the expiry date of the Award set forth in the grant agreement.

RSUs and DSUs. The Incentive Plan provides that upon termination for cause or upon the resignation of a participant, such participant’s RSUs and DSUs that have not vested shall be forfeited and cancelled on the termination date. The Incentive Plan further provides that upon a participant ceasing to be an eligible participant as a result of death, retirement or his or her employment or service relationship being terminated without cause, (i) if, on the applicable vesting date, the plan administrator determines that the vesting conditions were not met, then all unvested RSUs and DSUs granted to such participant shall be forfeited and cancelled, And (ii) if, on the applicable vesting date, the plan administrator determines that the vesting conditions were met, provided that all unvested RSUs and DSUs granted to such participant as of such date relating to a restriction period in progress shall remain outstanding and in effect until the applicable vesting date, the participant shall be entitled to receive that number of Common Shares or cash equivalent (or a combination thereof) as calculated based on the number of completed months of service of such participant in accordance with the Incentive Plan.

Unvested Common Shares. The Incentive Plan provides that upon a participant ceasing to be an eligible participant for any reason, any Unvested Common Shares that have not vested at such time will automatically and without any requirement of notice to such participant or other action by or on behalf of the Company, be deemed to have been reacquired by the Company from such participant, and thereafter shall cease to represent any ownership in the Company by the participant or rights of the participant as a shareholder of the Company.

Adjustments

The Incentive Plan provides that the plan administrator shall, subject to the required approval of any stock exchange, determine the appropriate adjustments or substitutions to be made in the following circumstances: (i) subdivision of Common Shares, (ii) consolidation of Common Shares, (ii) reclassification, reorganization or other change affecting the Common Shares, (iv) merger, amalgamation or consolidation of the Company with another corporation, or (v) transactions such as the distribution to all holders of securities in the capital of the Company or other assets of the Company. Such adjustments include adjustments to the exercise price of the Awards, the number of shares to which a participant is entitled upon exercise of such Awards, the immediate exercise of outstanding Awards that are not otherwise exercisable or the number of kinds of Common Shares reserved for issuance in order to maintain the economic rights of such participant.

Change of Control

In the event of a potential change of control, the plan administrator will have the power to modify the terms of the Incentive Plan and/or the Awards (including causing the vesting of all unvested Awards) to assist the participants to tender into a take-over bid or participating in any other transaction leading to a change of control, including to (i) terminate any or all Awards provided that outstanding Awards that have vested remain exercisable until the consummation of the change of control, and (ii) permit participants to conditionally exercise their Options or SARs, such conditional exercise to be conditional upon the take-up by the offeror of the Common Shares and other securities tendered to the take-over bid in accordance with the terms of the take-over bid (or the effectiveness of such other transaction leading to a change of control). If, however, the change of control is not completed within the timeframe specified therein, then (i) any conditional exercise of vested Options and/or SARs will be deemed to be null, void and of no effect, and such conditionally exercised Awards will be deemed not to have been exercised, (ii) Common Shares which were issued pursuant to exercise of Options and/or SARs which vested in connection with the change of control will be returned by the participant to the Company and reinstated as authorized but unissued Common Shares, and (iii) the original terms applicable to Awards which vested in connection with the change of control shall be reinstated.

Termination

The Incentive Plan will provide that the plan administrator may suspend, terminate, amend, or revise the Incentive Plan at any time without the consent of the participants, provided that such suspension, termination, amendment or revision will (i) not adversely alter or impair the rights of the participant without the consent of such participant (except as permitted by the provisions of the Incentive Plan), (ii) be in compliance with the applicable law and with the prior approval, if required, of the Shareholders of the Company, the Nasdaq or any other regulatory body having authority over the Company, and (iii) be subject to Shareholder approval, where required by law or the other requirements of the Nasdaq (subject to certain exceptions).

The following table sets out the information as of March 18, 2024 with respect to the Incentive Plan:

Plan Category	(a) Number of securities to be issued upon exercise of outstanding Options or vesting of RSUs (1)	(b) Weighted-average exercise price of outstanding Options or average grant price of outstanding RSUs (2)	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by Shareholders
Omnibus Incentive Plan	3,533,503	US$4.19	1,466,497
Equity compensation plans not approved by Shareholders
-	-	-	-
TOTAL	3,533,503	US$4.19	1,466,497

(1)	Reflects the number of Common Shares to be issued upon exercise of outstanding Options and RSUs.
(2)	With respect to the Options only. No exercise price is attributed to the RSUs. This table does not include the grant price of such RSUs.

As of March 18, 2024, the following Awards were outstanding under the Incentive Plan: (i) 1,438,600 Options, with the underlying Common Shares representing approximately 5.0% of the outstanding Common Shares number (of which none were exercisable as at March 18, 2024), (ii) no Unvested Common Shares, representing 0% of the outstanding Common Shares number (none of which were vested as at March 18, 2024), (iii) 2,094,903 RSUs, with the underlying Common Shares representing approximately 7.3% of the outstanding Common Shares number (none of which were vested as at March 18, 2024), and (iv) no DSUs, with the underlying Common Shares representing 0% of the outstanding Common Shares number (none of which were vested as at March 18, 2024). As of March 18, 2024, an aggregate of 1,466,497 Common Shares remained available for issuance under the Incentive Plan, representing approximately 5.1% of the issued and outstanding Common Shares as of that date.

Employment Arrangements, Termination and Change in Control Benefits

The Company has entered into employment agreements with each of its Named Executive Officers who continues to serve as an executive officer as of the date of this Circular, as summarized below.

Frantz Saintellemy. Mr. Saintellemy and the Company are currently parties to an employment agreement dated as of October 1, 2023, pursuant to which Mr. Saintellemy has served as President and Chief Executive Officer of the Company since the Closing Date of the Business Combination. The agreement further provides that Mr. Saintellemy will be nominated for election as a director at each meeting of shareholders in which directors are to be elected for so long as he serves as President and Chief Executive Officer.

Under his employment agreement, Mr. Saintellemy is entitled to receive an initial annual base salary of C$475,000 and other benefits as may be adjusted annually in accordance with the terms of the employment agreement. In addition, and subject to the approval of the Board, when applicable, Mr. Saintellemy is entitled to receive (i) an annual performance-based cash bonus at target level of achievement equal to 100% of base salary, (ii) a one-time option grant under the Incentive Plan equal to 3.0% of the aggregate number of shares of the Company immediately following the closing of the Business Combination, which options will time-vest over a four-year period, and (iii) a one-time restricted share unit grant equal to 1.625% of the aggregate number of shares of the Company immediately following the closing of the Business Combination, of which approximately a quarter will time-vest over a three-year period and the remaining amount will be subject to time-based and performance-based vesting as provided for in the agreement. Thereafter, beginning October 1, 2025, Mr. Saintellemy will be eligible for additional equity grants as may be determined by the board of directors.

Under his employment agreement, Mr. Saintellemy is subject to certain non-competition and non-solicitation obligations during and for twelve (12) months following the termination of his employment, including restrictions on engaging in business in the Company’s industry sector and soliciting the Company’s clients and employees within certain territories. Mr. Saintellemy is also subject to confidentiality and intellectual property assignment covenants under his employment agreement. In the event that Mr. Saintellemy’s employment is unilaterally terminated without a serious reason, Mr. Saintellemy will be entitled to receive prior notice of twelve (12) months or, at the Company’s discretion, pay in lieu of such notice. In the event Mr. Saintellemy’s employment is terminated without serious reason or by Mr. Saintellemy for a good reason (as defined in the agreement), in either case, ninety (90) days before or twelve (12) months after a change in control (as defined in the agreement), any unvested equity awards granted under the Incentive Plan shall vest and become immediately exercisable in accordance with and subject to the Incentive Plan and the applicable award agreement.

The foregoing description of Mr. Saintellemy’s employment agreement is a summary of the material features of such agreement and is qualified in its entirety by reference to the employment agreement, which has been filed as an exhibit to the Annual Report.

David Torralbo. Mr. Torralbo and the Company are currently parties to an employment agreement dated as of June 20, 2022, pursuant to which Mr. Torralbo is employed as Chief Legal Officer and Corporate Secretary of the Company. Mr. Torralbo is entitled to receive an annual base salary, bonus, option grants and other benefits as may be adjusted annually in accordance with the terms of the employment agreement and as determined by the Board. In the event that Mr. Torralbo’s employment agreement is unilaterally terminated by the Company without a serious reason, Mr. Torralbo shall be entitled to receive a notice of twelve (12) months. The Company may, at its sole discretion, pay to Mr. Torralbo in lieu of such notice, in whole or in part, a salary indemnity equivalent to the portion not covered by such notice. Under his employment agreement, Mr. Torralbo is subject to certain non-competition obligations for twelve (12) months during and following the termination of his employment and subject to certain non-solicitation obligations for eighteen (18) months during and following the termination of his employment, including restrictions on engaging in business in the Company’s industry sector and soliciting the Company’s clients and employees within certain territories. Mr. Torralbo is also subject to confidentiality and intellectual property assignment covenants under his employment agreement. This description of Mr. Torralbo’s employment agreement is a summary of the material features of such agreement and is qualified in its entirety by reference to the employment agreement, which has been filed as an exhibit to the Annual Report.

Chris Stewart. Mr. Stewart and the Company are currently parties to an employment agreement effective September 20, 2023, pursuant to which Mr. Stewart serves as Chief Financial Officer of the Company. Under his employment agreement, Mr. Stewart is entitled to an initial annual base salary of US$300,000 and other benefits as may be adjusted annually in accordance with the terms of the employment agreement. In addition, and subject to approval of the Board, Mr. Stewart is entitled to receive (i) an annual performance-based cash bonus at the target level of achievement equal to 50% of base salary, (ii) a one-time option grant under the Incentive Plan equal to 0.5% of the aggregate number of shares of the Company immediately following the closing of the Business Combination, which options will time-vest over a four-year period, and (iii) a one-time restricted share unit grant equal to 0.65% of the aggregate number of shares of the Company immediately following the closing of the Business Combination, of which approximately one-third will time-vest over a four-year period, and the remaining amount will be subject to performance-based and time-based vesting as provided for in the agreement. Thereafter, beginning October 1, 2025, Mr. Stewart will be eligible for additional equity grants as may be determined by the board of directors.

Under his employment agreement, Mr. Stewart is subject to confidentiality and intellectual property assignment covenants. In the event that Mr. Stewart’s employment is terminated without cause (as defined in the agreement) or by Mr. Stewart for good reason (as defined in the agreement), Mr. Stewart will be entitled to receive continued payments of his base salary for twelve (12) months following his termination along with other benefits. In the event Mr. Stewart’s employment is terminated without cause or by Mr. Stewart for a good reason, in either case, ninety (90) days before or twelve (12) months after a change in control (as defined in the agreement), any unvested equity awards granted under the Incentive Plan shall vest and become immediately exercisable in accordance with and subject to the Incentive Plan and the applicable award agreement.

The foregoing description of Mr. Stewart’s employment agreement is a summary of the material features of such agreement and is qualified in its entirety by reference to the employment agreement, which has been filed as an exhibit to the Annual Report.

Charles Boulanger. Prior to the consummation of the Business Combination, LeddarTech was party to an employment agreement with Charles Boulanger in connection with his prior service as Chief Executive Officer, a copy of which has been filed as an exhibit to the Annual Report.

Compensation of Members of the Board of Directors

During the 2023 fiscal year, non-employee members of LeddarTech’s board of directors received a fixed annual cash retainer of $40,000 in connection with their service as directors. In addition, the chair of the board of directors received a retainer of $25,000, the chair of each committee received a retainer of $7,500 and the non-chair members of board committees each received a retainer of $5,000. Management members of LeddarTech’s board of directors received no additional compensation for their service as directors or for attendance at meetings of the board of directors. It is expected that the Board will adopt a director compensation policy for non-employee directors with a compensation structure commensurate with similarly sized publicly traded companies in the Company’s industry.

The table below summarizes the compensation paid by LeddarTech to each non-employee director for service during the fiscal year ended September 30, 2023. All amounts set forth in the table below are denominated in US dollars rather than Canadian dollars.

Name	Fees Earned or Paid in Cash (US$) (1)	Total (US$)
Michel Brulé	51,772	51,772
Simon Morris	33,282	32,282
Peter Marks	35,131	35,131
Carl-Peter Forster	35,131	35,131
Yann Delabrière	35,131	35,131
Derek Aberle	33,282	33,282

(1)	Values have been converted from C$ to US$ using the daily average exchange rate published by the Bank of Canada for September 29, 2023, of 0.7396.

Corporate Governance Policies and Practices

Introduction

We are a “foreign private issuer” under applicable U.S. federal securities laws. As a result, we are permitted to follow certain corporate governance rules that conform to Canadian requirements in lieu of certain Nasdaq corporate governance rules.

The Canadian Securities Administrators have issued corporate governance guidelines pursuant to Policy Statement 58-201 to Corporate Governance Guidelines (the “Corporate Governance Guidelines”), together with certain related disclosure requirements pursuant to Regulation 58-101 respecting Disclosure of Corporate Governance Practices (“Regulation 58-101”). The Corporate Governance Guidelines are recommended as “best practices” for issuers to follow. We recognize that good corporate governance plays an important role in our overall success and in enhancing shareholder value, and accordingly, we have adopted certain corporate governance policies and practices which the Board and management believe comply in all material respects with the Corporate Governance Guidelines.

The disclosure below, setting forth our key governance practices, includes disclosure required by Regulation 58-101 describing our approach to corporate governance in relation to the Corporate Governance Guidelines.

Election of Directors

At any general meeting of our shareholders at which directors are to be elected, a separate vote of shareholders entitled to vote will be taken with respect to each candidate nominated for director. Pursuant to the CBCA, any casual vacancy on our Board may be filled by a quorum of the remaining directors, subject to certain exceptions.

Director Term Limits and Other Mechanisms of Board Renewal

We have not adopted director term limits or other automatic mechanisms of board renewal. Rather than adopting formal term limits, mandatory age-related retirement policies and other mechanisms of board renewal, the nominating and corporate governance committee of the Board (the “Nominating and Corporate Governance Committee”), in preparation for the proxy circular in connection with the annual general meeting of the Company’s shareholders, annually intend to complete a skills and competencies matrix for the Board as a whole and for individual directors. The Nominating and Corporate Governance Committee will also conduct a process for the assessment of the Board, each committee and each director regarding his or her effectiveness and contribution and will report evaluation results to our board of directors regularly.

Director Independence

Under general Nasdaq listing standards, independent directors must comprise a majority of a listed company’s board of directors; however, as a foreign private issuer, the Company is permitted to follow its home country practices in lieu of this requirement. For purposes of Nasdaq rules, an independent director generally means a person other than an executive officer or employee of the Company or any other individual having a relationship which, in the opinion of the Company’s board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Under Regulation 58-101, a director is considered to be independent if he or she is independent within the meaning of Section 1.4 of Regulation 52-110.

Our Board has determined that each of the directors on the Board other than Messrs. Boulanger and Saintellemy qualify as independent directors. Therefore, our Board consists of a majority of “independent directors,” as defined under Regulation 58-101 and the rules of the Nasdaq relating to director independence requirements. In addition, our Board is subject to Regulation 52-110 and the rules of the Nasdaq relating to the membership, qualifications, and operations of the Audit Committee, as discussed below. Mr. Boulanger is not independent by reason of the fact that he was LeddarTech Inc.’s Chief Executive Officer prior to the consummation of the Business Combination, and Mr. Saintellemy is not independent by reason of the fact that he is currently President and Chief Executive Officer of the Company.

Mandate of the Board of Directors

The Board is responsible for supervising the management of the Company’s business and affairs, including providing guidance and strategic oversight to management. The Board has adopted a formal mandate that includes the following:

●	appointing the Company’s Chief Executive Officer;

●	developing the corporate goals and objectives that our Chief Executive Officer is responsible for meeting and reviewing the performance of our Chief Executive Officer against such corporate goals and objectives;

●	taking steps to satisfy itself as to the integrity of our Chief Executive Officer and other executive officers and that our Chief Executive Officer and other executive officers create a culture of integrity throughout the organization;

●	reviewing and approving our code of conduct and reviewing and monitoring compliance with the code of conduct and our enterprise risk management processes;

●	reviewing and approving management’s strategic and business plans and our financial objectives, plans and actions, including significant capital allocations and expenditures; and

●	reviewing and approving material transactions not in the ordinary course of business.

Meetings of Independent Directors

The Board will hold regularly scheduled quarterly meetings as well as ad hoc meetings from time to time. The independent members of the Board will also meet, as required, without the non-independent directors and members of management before or after each regularly scheduled Board meeting.

A director who has a material interest in a matter before the Board or any committee on which they serve is required to disclose such interest as soon as the director becomes aware of it. In situations where a director has a material interest in a matter to be considered by the Board or any committee on which they serve, such director may be required to absent themselves from the meeting while discussions and voting concerning the matter are taking place. Directors will also be required to comply with the relevant provisions of the CBCA regarding conflicts of interest.

Position Descriptions

Derek Aberle is the Chair of the Board. The Board has adopted a written position description for the Chair which sets out his key responsibilities, including duties relating to determining the frequency, dates and locations of meetings and setting Board meeting agendas, chairing Board and shareholder meetings and carrying out any other or special assignments or any functions as may be requested by the Board or management of the Company, as appropriate.

The Board has adopted a written position description for each of the committee chairs, which will set out each of the committee chair’s key responsibilities, including duties relating to determining the frequency, dates and locations of meetings and setting committee meeting agendas, chairing committee meetings, reporting to the Board and carrying out any other special assignments or any functions as may be requested by the Board.

In addition, the Board, in conjunction with the President and Chief Executive Officer, has developed and will implement a written position description for the role of President and Chief Executive Officer of the Company.

Orientation and Continuing Education

In connection with the consummation of the Business Combination, the Company has implemented an orientation program for new directors under which a new director will meet separately with the Chair of the Board and members of the senior executive team.

The chair of each committee is responsible for coordinating orientation and continuing director development programs relating to the committee’s mandate. The Nominating and Corporate Governance Committee is responsible for overseeing director continuing education designed to maintain or enhance the skills and abilities of our directors and to ensure that their knowledge and understanding of our business remains current.

Code of Business Conduct and Ethics

In connection with the consummation of the Business Combination, the Company adopted a Code of Conduct applicable to all of our directors, officers and employees, including our President and Chief Executive Officer, Chief Financial Officer, controller or principal accounting officer, or other persons performing similar functions, which is a “code of ethics” as defined in Item 16B of Form 20-F promulgated by the U.S. Securities and Exchange Commission (the “SEC”) and which is a “code” under Regulation 58-101. The Code of Conduct sets out our fundamental values and standards of behaviour that are expected of directors, officers and employees with respect to all aspects of the Company’s business. The objective of the Code of Conduct is to provide guidelines for maintaining our integrity, reputation and honesty with a goal of honoring others’ trust in us at all times.

The full text of the Code of Conduct is posted on our website at www.LeddarTech.com. Information contained on, or that can be accessed through, our website does not constitute a part of this Circular and is not incorporated by reference herein. If we make any amendment to the Code of Conduct or grant any waivers, including any implicit waiver, from a provision of the Code of Ethics, we will disclose the nature of such amendment or waiver on our website to the extent required by the rules and regulations of the SEC and the Canadian Securities Administrators. Under Item 16B of the SEC’s Form 20-F, if a waiver or amendment of the Code of Conduct applies to our principal executive officer, principal financial officer, principal accounting officer or controller and relates to standards promoting any of the values described in Item 16B(b) of Form 20-F, we will disclose such waiver or amendment on our website in accordance with the requirements of Instruction 4 to such Item 16B.

Monitoring Compliance with the Code of Conduct

The Nominating and Corporate Governance Committee is responsible for reviewing and evaluating the Code of Conduct at least annually and will recommend any necessary or appropriate changes to the Board for consideration. The Nominating and Corporate Governance Committee assists the Board with the monitoring of compliance with the Code of Conduct, and will be responsible for considering any waivers of the Code of Conduct (other than waivers applicable to members of the Nominating and Corporate Governance Committee, which shall be considered by the audit committee, or waivers applicable to our directors or executive officers, which shall be subject to review by the Board as a whole).

Complaint Reporting

To foster a climate of openness and honesty in which any concern or complaint pertaining to a suspected violation of the law, the Code of Conduct or, any of our policies, or any unethical or questionable act or behaviour, the Code of Conduct requires that our employees promptly report the violation or suspected violation. To ensure that violations or suspected violations can be reported without fear of retaliation, harassment or an adverse employment consequence, the Code of Conduct contains procedures that are aimed to facilitate confidential, anonymous submissions by our employees.

Diversity

We recognize the importance and benefit of fostering and promoting diversity among board members and senior management and we believe that boards of directors should have diverse backgrounds and possess a variety of skills, qualifications, experience and knowledge that complement the attributes of other board members and enable them to contribute effectively to the board’s oversight role. While we do not have formal policies or targets regarding board diversity requirements or for the representation of women, Indigenous peoples, people with disabilities or members of visible minority (collectively, the “Designated Groups”) on the Board or senior management, the Nominating and Corporate Governance Committee and our senior executives will be expected to take gender and other diversity representation into consideration as part of their overall recruitment and selection process.

The Company has not set specific targets for the representation of members of the Designated Groups at the senior executive officer level due to the small size of this group. The Company recognizes that to achieve a better, more representative balance of women and other diverse candidates from the Designated Groups in executive officer positions, it must ensure that it properly develops and recruits an appropriate talent pipeline. LeddarTech is taking steps to advance its work in this area as part of its corporate initiatives. Three director nominees self-identify as women (37.5%), and one director nominee (12.5%) self-identifies as a member of visible minorities. None of the current directors or nominees have self-identified as an Indigenous person or a person with a disability.

Based on self-identification, currently, one member (11.1%) of LeddarTech’s senior executive officers identifies as a woman, while one (11.1%) identifies as a visible minority. None have identified as living with a disability or as Indigenous person.

It is expected that the composition of the Board will in the future be shaped by the selection criteria to be established by the Nominating and Corporate Governance Committee, which is expected to consider a variety of factors in addition to gender, race and ethnicity diversity considerations, including a potential director’s judgment, independence, business and educational background, stature, public service, conflicts of interest, integrity, ethics, diversity considerations, as well as their ability and willingness to devote sufficient time to serve on the Board. It is expected that diversity considerations are also taken into account with respect to senior management positions, including seeking to broaden recruiting efforts to attract and interview qualified female candidates and committing to retention and training to ensure that our most talented employees are promoted from within the organization.

Committees of the Board of Directors

The Company has established the Audit Committee, the Compensation and Human Capital Committee (the “Compensation and Human Capital Committee”) and the Nominating and Corporate Governance Committee. Each committee has a written charter posted on our website.

Audit Committee

The Audit Committee is currently comprised of Yann Delabrière (Chair), Nick Stone and Sylvie Veilleux, all of which are independent members of the Audit Committee for the purposes of Regulation 52-110. All members of the Audit Committee are “financially literate,” as such term is defined in Regulation 52-110. Nick Stone is not an independent member of the Audit Committee for the purposes of U.S. rules. Similar to Regulation 52-110, applicable SEC and Nasdaq rules require that all members of the Audit Committee be independent, subject to applicable phase-in periods for newly listed companies (on which the Company is currently relying).

For more information on the skills and experience of our Audit Committee members, please see their biographies in the section entitled “About the Nominee Directors.”

The Audit Committee is, among other things, directly responsible for the appointment, compensation, retention and oversight of the work of the Company’s independent auditor, oversee management’s conduct of the Company’s financial reporting process (including the development and maintenance of systems of internal accounting and financial controls), oversee the integrity of the Company’s financial statements, oversee the performance of the internal audit functions, prepare certain reports required by the rules and regulations of the SEC and applicable Canadian securities laws, the review of the results and scope of the audit and other accounting related services, review and monitor management’s practices and policies with respect to the Company’s major security risks, including physical, information, and cybersecurity risks and maintain and monitor procedures for the receipt and treatment of complaints received by the Company regarding accounting, internal accounting controls or audit matters and the anonymous submission by employees of concerns regarding questionable accounting or auditing matters. The Audit Committee is also directly responsible for the review of the treatment for financial reporting purposes of any significant transactions which are not a part of the Company’s ordinary course of business including, without limitation, related party transactions and insider transactions. Our Board has established a written charter setting forth the purpose, composition, authority and responsibility of the Audit Committee consistent with the rules of Nasdaq, the SEC and the applicable Canadian securities laws. The text of the Charter of the Audit Committee is set out in Schedule B hereto.

Compensation and Human Capital Committee

The Compensation and Human Capital Committee comprises Michelle Sterling (Chair), Derek Aberle and Charles Boulanger, a majority of whom are independent. The Compensation and Human Capital Committee, among other things, reviews and approves, or recommends to the Board for approval, compensation of the Chief Executive Officer and other executive officers, oversees the administration of the Company’s incentive compensation plans, and prepares any report on executive compensation required by the rules and regulations of the SEC. The Board has established a written charter setting forth the purpose, composition, processes (including with respect to objectiveness and conflicts of interest), authority and responsibility of the Compensation and Human Capital Committee consistent with the rules of Nasdaq and the SEC, where applicable, and the guidance of the Canadian Securities Administrators. The Compensation and Human Capital Committee’s purpose is to assist the Board in overseeing executive compensation, management development and succession, director compensation and executive compensation disclosure.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee comprises Derek Aberle (Chair), Michelle Sterling and Lizabeth Ardisana. The Nominating and Corporate Governance Committee is, among other things, responsible for overseeing the selection of persons to be nominated to serve on the Board and our corporate governance practices. The Board established a written charter setting forth the purpose, composition, authority and responsibility of the Nominating and Corporate Governance Committee.

Disclosure Policy

We have adopted a written disclosure policy (the “Disclosure Policy”), which outlines the procedures and practical guidelines for timely disclosure of complete, accurate and balanced information about the Company to the investing public, in accordance with all applicable legal and regulatory requirements.

The Disclosure Policy applies to all employees of the Company, the Board, those authorized to speak on its behalf and all other people with access to undisclosed material information about the Company. The Disclosure Policy covers disclosures in documents filed with applicable securities regulators and written statements made in LeddarTech’s annual and quarterly reports, press releases, letters to investors, presentations by management, information contained on LeddarTech’s website and other electronic communications as well as all other documents containing material information. Any information that may reasonably be expected to have a significant effect on the market price or value of the security is deemed material. The Disclosure Policy extends to oral statements made in meetings and telephone conversations with analysts and investors, interviews with the media as well as speeches, press conferences, earnings and conference calls and any other oral statements made in circumstances in which a reasonable person would believe that information contained in the statements will become generally disclosed.

Advance Notice Provisions

Pursuant to the by-laws and subject only to the CBCA, the articles of the Company and applicable securities laws, Shareholders of record entitled to vote will nominate persons for election to the Board only by providing proper notice to the Company’s corporate secretary. In the case of annual meetings, proper notice must be given not less than 30 days prior to the date of the annual meeting. However, in the event that the annual meeting of shareholders is to be held on a date that is less than 50 days after the date (the “Notice Date”) that is the earlier of (i) the date that a notice of meeting is filed for such meeting, and (ii) the date on which the first public announcement of the meeting was made, the notice must be given on the 10th day following the Notice Date. In the case of a special meeting called for the purpose of electing directors and which is not also an annual meeting of shareholders, the notice must be given not later than the close of business on the 15th day following the date that is the earlier of (i) the date that a notice of meeting is filed for such meeting, and (ii) the date on which the first public announcement of the special meeting was made. Such notice must include, among other information, certain information for each shareholder nominating persons for elections to the Board, disclosure about any proxy, contract, arrangement, understanding or relationship pursuant to which the nominating shareholder has a right to vote shares of the Company and any other information the Company may reasonably require to determine the eligibility of the nominee to serve as a director of the Company.

Choice of Forum

We have adopted a forum selection by-law which provides that, unless we consent in writing to the selection of an alternative forum and except as set out below, the Superior Court of Québec, Canada and appellate courts therefrom, will, to the fullest extent permitted by law, be the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf; (2) any action or proceeding asserting a breach of fiduciary duty owed by any of our directors, officers or other employees to us; (3) any action or proceeding asserting a claim arising pursuant to any provision of the CBCA or our articles or by-laws, or (4) any action or proceeding asserting a claim related to the relationships among our Company, our affiliates and our respective shareholders, directors or officers (other than the business carried on by us or our affiliates).

Our by-laws provide that, notwithstanding the foregoing, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America will have exclusive jurisdiction for the resolution of any complaint asserting a cause of action arising under the U.S. Securities Act. The exclusive forum provision in our by-laws will not apply to actions arising under the U.S. Securities Act or the U.S. Exchange Act.

Our by-laws further provide that any person or entity purchasing or otherwise acquiring any interest in shares of the Company is deemed to have notice of and consented to the provisions of the Company’s by-laws described above.

General and Additional Information

Interests of Certain Persons or Companies on Matters to be Acted Upon

Other than as described herein, no person who has been a director or executive officer of the Company at any time since the consummation of the Business Combination, no proposed nominee for election as director of the Company, and no associate or affiliate of any of the foregoing persons has or had any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than as disclosed herein.

If the Shareholders approve the Warrant Issuance at the Meeting, 350,000 and 22,503 Warrants will be issued to Charles Boulanger and Yann Delabrière, respectively, each of whom is a current director of the Company and a proposed nominee for election as a director of the Company at the Meeting.

Interest of Informed Persons in Material Transactions

Other than as described herein, no informed persons of the Company, proposed director, or any associate or affiliate of any informed person or proposed director has any material interest, direct or indirect, in any transaction since the consummation of the Business Combination or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

Prior to the consummation of the Business Combination, Derek Aberle and Nick Stone were both directors and executive officers of Prospector and are managers of the Sponsor. In addition, certain of the directors and officers of the Company (i) invested in the financing completed by LeddarTech Inc. in connection with the Business Combination (the “PIPE”) and (ii) serve as directors and officers of other companies, and therefore, it is possible that a conflict may arise between their duties to the Company and their duties as a director or officer of such other companies.

Concurrently with the execution of the Business Combination Agreement, the Sponsor entered into a sponsor letter agreement with Prospector, LeddarTech Inc., FS Investors and Newco (the “Sponsor Letter Agreement”), pursuant to which, among other things, the Sponsor was granted certain rights with respect to the nomination of members of the Board. Each of Nick Stone and Derek Aberle is to be elected as a director of the Company at the Meeting pursuant to such nomination rights under the Sponsor Letter Agreement.

At the closing of the Business Combination, (i) the Company, the Sponsor and the investors under the PIPE entered into a registration rights agreement, pursuant to which, among other things, the Company agreed to undertake certain shelf registration obligations in accordance with the U.S. Securities Act, and certain subsequent related transactions and obligations, including, among other things, undertaking certain registration obligations, and the preparation and filing of required documents, and (ii) the Company and IQ entered into an investor rights agreement (the “Investor Rights Agreement”), pursuant to which, among other things, IQ was granted certain rights with respect to the nomination of members of the Board. Sylvie Veilleux is to be elected as a director of the Company at the Meeting pursuant to such nomination rights under the Investor Rights Agreement.

The Company is also party to a loan agreement with IQ, which beneficially owns more than 10% of the Common Shares.

For more information, see the section entitled “How many Common Shares are issued and outstanding and who are the principal Shareholders?” of this Circular and Item 7 “Major Shareholders and Related Party Transactions – B. Related Party Transactions” of the Company’s Annual Report filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov on January 31, 2024.

Indebtedness of Directors, Officers and Employees

Since the consummation of the Business Combination, no current or proposed director, executive officer or employee of the Company, or any former director, executive officer or employee of the Company, or any associate of any of the foregoing, is or has been, excluding routine indebtedness, indebted to the Company or its subsidiaries, either in connection with the purchase of the Company securities or otherwise.

Shareholder Proposals for Next Annual Meeting of Shareholders

The Company will include proposals from shareholders that comply with applicable laws in next year’s management proxy circular for its next annual shareholder meeting to be held in respect of the fiscal year ending on September 30, 2024. Shareholder proposals must be received between December 1, 2024 and the close of business on January 29, 2025, and be sent to the Chief Legal Officer and Corporate Secretary of the Company at the head office: 4535, boulevard Wilfrid-Hamel, Suite 240, Québec (Québec) G1P 2J7, Canada.

Other Matters

As of the date of this Circular, management is not aware that any other matter is to be presented for action at the Meeting. If other matters properly come before the Meeting, the persons named on the enclosed form of proxy will vote on them in accordance with their judgment, pursuant to the discretionary authority conferred by the form of proxy with respect to such matters.

Additional Information

Additional financial information about LeddarTech, including LeddarTech’s 2023 Annual Report and its audited annual consolidated financial statements for the fiscal year ended September 30, 2023, together with the independent auditors’ reports thereon and related management’s discussion and analysis, are accessible on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov, on our website at investors.leddartech.com, or can be obtained free of charge by contacting the Company’s Vice-President of Global Marketing, Communications and Investor Relations at daniel.aitken@leddartech.com.

Approval by Directors

The Board approved the contents of this Circular and authorized it to be sent to each shareholder who is eligible to receive notice of and vote their shares at, our Annual General and Special Meeting of Shareholders, as well as to the Company’s auditors.

David Torralbo (Signed)

Chief Legal Officer and Corporate Secretary

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Schedule A
Mandate for the Board of Directors

The board of directors (the “Board”) of LeddarTech Holdings Inc. (the “Company”), a publicly traded company subject to securities laws in Canada and the United States, is responsible for the stewardship of the business and affairs of the Company. The Board seeks to discharge such responsibility by reviewing, discussing and approving the Company’s strategic planning and organizational structure and supervising management to oversee that the strategic planning and organizational structure enhance and preserve the business of the Company and its underlying value. Its members (the “Directors”) are elected by the shareholders of the Company. The purpose of this mandate of the Board (the “Mandate”) is to describe the primary duties and responsibilities of the Board, as well as some of the policies and procedures that apply to the Board in discharging its duties and responsibilities.

Although Directors may be elected by the shareholders to bring special expertise or a point of view to Board deliberations, they are not chosen to represent a particular constituency. The best interests of the Company must be paramount at all times.

Responsibilities

Pursuant to applicable laws, in exercising their powers and discharging their duties, Directors are duty-bound toward the Company to act with prudence and diligence, honesty and loyalty and in the interest of the Company. The Board discharges its responsibility for overseeing the management of the Company’s business by delegating to the Company’s senior officers the responsibility for the day-to-day management of the Company. The Board discharges its responsibilities both directly and through its committees, the Audit Committee, the Nominating and Corporate Governance Committee, and the Compensation and Human Capital Committee. In addition to these regular committees, the Board may appoint ad hoc committees periodically to address certain issues of a more short-term nature. The Board’s primary roles are overseeing corporate performance and providing quality, depth and continuity of management to meet the Company’s strategic objectives. Other principal duties include, but are not limited to the following categories:

Appointment and Compensation of Officers

1.	The Board is responsible for approving the appointment of the Chief Executive Officer, other executive officers and other officers of the Company, following a review of the recommendations of the Compensation and Human Capital Committee.

2.	In approving the appointment of the Chief Executive Officer, other executive officers and other officers, the Board shall, to the extent feasible, satisfy itself as to the integrity of these individuals and ensure that they create a culture of integrity throughout the Company.

3.	The Board shall also annually review and approve, on the recommendation of the Compensation and Human Capital Committee, the compensation of the Company’s executive officers (including the Chief Executive Officer) as well as their objectives and the position description of the Chief Executive Officer.

4.	The Board may from time to time authorize certain officers to enter into certain types of transactions, including financial transactions, subject to specified limits. Investments and other expenditures above the specified limits, and material transactions outside the ordinary course of business shall, however, be reviewed by and are subject to the prior approval of the Board.

5.	The Board oversees that succession planning programs are in place, including programs to train and develop management.

Board Organization

6.	The Board will receive recommendations from the Nominating and Corporate Governance Committee, but retains responsibility for managing its own affairs by giving its approval for its composition and size, the position description and selection of the Chair of the Board, candidates nominated for election to the Board, committee and committee chair appointments, committees and Board mandate and charters as well as their work program, and Director compensation. On an annual basis, the Board shall also, on the recommendations of the Nominating and Corporate Governance Committee, review the Directors’ independent status and expertise as well as confirm that all members of the Audit Committee are “financially literate” and that at least one member is an “audit committee financial expert” (as such terms are defined from time to time under the requirements or guidelines for audit committee service under applicable Canadian and United States securities laws and the rules of the NASDAQ), review the Board’s skills matrix, assess the overall performance of the Board, review major changes in the Directors’ principal occupation and review other board memberships.

7.	The Board may delegate to Board committees matters it is responsible for, including the approval of compensation of the Board and management, the conduct of performance evaluations, and the oversight of internal control systems, but the Board retains its oversight function and ultimate responsibility for these matters and all other delegated responsibilities.

8.	The Board shall annually review and approve a calendar for the meetings of the Board and its committees.

9.	The Board shall maintain and periodically review a Board orientation program for new Directors as well as a Board continuing education program for Directors in office.

Strategic Planning

10.	The Board has oversight responsibility to participate directly, and through its committees, in reviewing, questioning and approving the mission of the Company and its objectives and goals.

11.	The Board is responsible for reviewing, providing input to, and approving, on an annual basis, the business, financial and strategic plans by which it is proposed that the Company may reach those goals.

Monitoring of Financial Performance and Other Financial Reporting Matters

12.	The Board is responsible for enhancing congruence between shareholder expectations, Company plans and management performance.

13.	The Board is responsible for adopting processes for monitoring the Company’s progress toward its strategic and operational goals, and to revise and alter its direction to management in light of changing circumstances affecting the Company.

14.	The Board is responsible for approving the audited annual financial statements and the non-audited interim financial statements as well as the notes, Management’s Discussion and Analysis and press release accompanying such financial statements. Notwithstanding the foregoing, the Board may delegate the approval of the non-audited interim financial statements and related documents to the Audit Committee. The Audit Committee’s composition and responsibilities must meet the requirements of SEC and NASDAQ rules applicable to the Company, including oversight of the accounting and financial reporting processes of the Company and the audits of the financial statements of the Company.

15.	The Board is responsible for reviewing and approving material transactions outside the ordinary course of business and those matters which the Board is required to approve under the Company’s governing statute, including the payment of dividends, purchase and redemptions of securities, acquisitions and dispositions of material capital assets and material capital expenditures.

Risk Management

16.	The Board is responsible for overseeing the identification of the principal risks of the Company’s business and ensuring the implementation of appropriate systems to effectively monitor and manage such risks with a view to the long-term viability of the Company and achieving a proper balance between the risks incurred and the potential return to the Company’s shareholders.

17.	The Board is responsible for ensuring adequate disclosure of how it oversees risk.

Corporate Governance, Policies and Procedures

18.	The Board is responsible for:

(a)	approving and monitoring compliance with all significant policies and procedures by which the Company is operated; and

(b)	approving policies and procedures designed to ensure that the Company operates at all times within applicable laws and regulations.

19.	The Board shall enforce its policy respecting confidential treatment of the Company’s proprietary information and the confidentiality of Board deliberations.

20.	The Board shall monitor the implementation of procedures and initiatives relating to corporate social and environmental responsibilities, and health and safety rules and regulations in the organization.

Communications and Reporting

21.	The Board has approved a disclosure policy which addresses communications with shareholders, employees, financial analysts, governments and regulatory authorities, and the public in general and will review it on an annual basis.

22.	The Board is responsible for:

(a)	overseeing the accurate reporting of the financial performance of the Company to shareholders, other security holders and regulators on a timely and regular basis;

(b)	taking steps to enhance the timely disclosure of any other developments that have a significant and material impact on the Company;

(c)	reporting annually to shareholders on its stewardship for the preceding year, including reviewing and approving the Company’s management circular and other material disclosure documents; and

(d)	overseeing the Company’s implementation of systems which accommodate feedback from shareholders.

Meetings

23.	The Board will meet as often as necessary and in accordance with the Company’s bylaws.

This Charter

The Board may, from time to time, delegate to its committees responsibilities set forth herein and permit departures from the terms of this Mandate, either prospectively or retrospectively. This Mandate is not intended to give rise to civil liability on the part of the Company or its Directors or officers to shareholders, securityholders, customers, suppliers, competitors, employees or other persons, or to any other liability whatsoever on their part. The Board may review and recommend changes to the Mandate from time to time and the Nominating and Corporate Governance Committee may periodically review and assess the adequacy of this Mandate and recommend any proposed changes to the Board for consideration.

DATED December 21, 2023.

Schedule B
Audit Committee Charter

The purpose of this charter (the “Charter”) is to describe the primary duties and responsibilities of the Audit Committee (the “Committee”) of the board of directors (the “Board”) of LeddarTech Holdings Inc. (the “Company”), as well as some of the policies and procedures that apply to the Committee in discharging its duties and responsibilities.

Certain aspects of the composition and organization of the Committee are prescribed and/or governed by the Canada Business Corporations Act, the constating documents of the Company, applicable securities laws and regulations (including the U.S. Securities and Exchange Commission and stock exchange rules) and applicable agreements.

1.	The Committee is established to fulfil applicable public company obligations relating to audit committees and to assist the Board in fulfilling its oversight responsibilities with respect to financial reporting including responsibility to:

(a)	oversee the integrity of the Company’s financial statements and financial reporting process, including the audit process and the Company’s internal accounting controls and procedures and compliance with related legal and regulatory requirements;

(b)	oversee the qualifications and independence of the external auditor;

(c)	oversee the work of the Company’s financial management, internal auditors, if any, and external auditor in these areas; and

(d)	provide an open avenue of communication between the external auditor, the internal auditors, if any, the Board and management, as applicable.

2.	In addition, the Committee shall review disclosure on matters related to the Committee and the external auditor to be made in the Company’s annual management information circular and other annual and period disclosure documents in accordance with applicable rules and regulations. The Committee is also responsible for assisting the Board in fulfilling its responsibilities relating to any pension matters.

3.	The function of the Committee is oversight. It is not the duty or responsibility of the Committee or its members (i) to plan or conduct audits, (ii) to determine that the Company’s financial statements are complete and accurate and are in accordance with generally accepted accounting principles or (iii) to conduct other types of auditing or accounting reviews or similar procedures or investigations. The Committee, its Chair and its members are members of the Board, appointed to the Committee to provide broad oversight of the financial, risk and control related activities of the Company, and are specifically not accountable or responsible for the day-to-day operation or performance of such activities.

4.	Management is responsible for the preparation, presentation and integrity of the Company’s financial statements. Management is also responsible for maintaining appropriate accounting and financial reporting principles and policies and systems of risk assessment and internal controls and procedures designed to provide reasonable assurance that assets are safeguarded and transactions are properly authorized, recorded and reported and to assure the effectiveness and efficiency of operations, the reliability of financial reporting and compliance with accounting standards and applicable laws and regulations. Management is also responsible for monitoring and reporting on the adequacy and effectiveness of the system of internal controls. The external auditor is responsible for planning and carrying out an audit of the Company’s annual financial statements in accordance with generally accepted auditing standards to provide reasonable assurance that, among other things, such financial statements are in accordance with generally accepted accounting principles.

Procedures

The Committee shall have the following procedures:

5.	Composition – Subject to applicable phase-in rules and exemptions, the Committee shall be composed of a minimum of three members. Unless otherwise permitted by any applicable phase-in rules and exemptions, each member of the Committee shall meet (i) the “independence” and financial literacy requirements of, as applicable, Section 10A and Rule 10A-3 of the Securities Exchange Act of 1934, as amended, National Instrument 52-110 – Audit Committees of the Canadian Securities Administrators (“Regulation 52-110”), any stock exchange on which the Company’s securities are listed, and all other applicable laws and regulations, as applicable to the Committee members and in effect from time to time, when and as required by the U.S. Securities and Exchange Commission, Regulation 52-110 or the rules of any stock exchange on which the Company’s securities are listed, and (ii) any other qualifications as determined by the Board from time to time. The Committee may avail itself of any phase-in rules or other exemptions available to the Company that are afforded by applicable securities laws and regulations or the rules of any stock exchange on which the Company’s securities are listed.

All members of the Committee must be able to read and understand fundamental financial statements, including the Company’s balance sheet, income statement, and cash flow statement and otherwise be financially literate (as specified in the requirements or guidelines for audit committee service under applicable Canadian and Nasdaq rules, as applicable). At least one member of the Committee should be an “audit committee financial expert” (as that term is defined from time to time under applicable United States Securities and Exchange Commission rules) and be financially sophisticated (as determined under the NASDAQ rules).

6.	Appointment and Replacement of Committee Members – Any member of the Committee may be removed or replaced at any time by the Board and shall automatically cease to be a member of the Committee upon ceasing to be a director. Resignation or removal of a Committee member from the Board for any reason shall automatically constitute resignation or removal, as applicable, from the Committee. The Board may fill vacancies on the Committee by appointing another director to the Committee. The Board shall fill any vacancy if the membership of the Committee is less than three directors. Whenever there is a vacancy on the Committee, the remaining members may exercise all its power as long as a quorum remains in office. Subject to the foregoing, the members of the Committee shall be appointed by the Board annually and each member of the Committee shall remain on the Committee until the next annual meeting of shareholders after his or her appointment or until his or her successor shall be duly appointed and qualified.

7.	Committee Chair – The Board shall designate the Chair by majority vote. If the Chair is absent from a meeting, the members shall select a Chair from those in attendance to act as Chair of the meeting. The Chair of the Committee shall be responsible for leadership of the Committee assignments and reporting to the Board.

8.	Conflicts of Interest – If a Committee member faces a potential or actual conflict of interest relating to a matter before the Committee, other than matters relating to the compensation of directors, that member shall be responsible for notifying the Committee Chair of such conflict. If the Committee Chair faces a potential or actual conflict of interest, the Committee Chair shall advise the Chair of the Board. If the Committee Chair or the Chair of the Board, as the case may be, concurs that a potential or actual conflict of interest exists, the member faced with such conflict shall disclose to the Committee his or her interest and shall not participate in consideration of the matter and shall not vote on the matter.

9.	Service on Multiple Audit Committees – Members of the Committee may not serve on the audit committee of more than two other publicly traded companies unless the Board has first determined that such simultaneous service would not impair the ability of the applicable director to serve on the Committee.

10.	Compensation of Committee Members – The members of the Committee shall be entitled to receive such remuneration for acting as members of the Committee as the Board may from time to time determine.

11.	Meetings – The Committee shall meet regularly at times necessary to perform the duties described herein in a timely manner, but not less than four times a year and any time the Company proposes to issue a press release with its quarterly or annual earnings information. Meetings may be held at any time deemed appropriate by the Committee. The Committee may meet in person, by videoconference or other electronic means or telephonically.

(a)	Calling of Meetings – The Committee shall meet as often as it deems appropriate to discharge its responsibilities. Notice of the time and place of every meeting shall be given in writing, by any means of transmitted or recorded communication, including facsimile, email or other electronic means that produces a written copy, to each member of the Committee at least 24 hours prior to the time fixed for such meeting, with a copy to the Chair of the Board, the Chief Executive Officer and the Corporate Secretary of the Company. The notice of meeting does not, however, need to state the purpose for which the meeting is being held. A member may in any manner waive a notice of a meeting. Attendance of a member at a meeting constitutes a waiver of notice of the meeting, except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called. Whenever practicable, the agenda for the meeting and the meeting materials shall be provided to members before each Committee meeting in sufficient time to provide adequate opportunity for their review. The Committee may require senior executives and other employees of the Company to produce such information and reports as the Committee may deem appropriate in order for it to fulfill its duties.

(b)	Quorum – A majority of the members constitute a quorum for the transaction of the Committee business.

(c)	Secretary of Meeting – The Chair of the Committee shall designate a person who need not be a member of the Committee to act as secretary or, if the Chair of the Committee fails to designate such a person, the Corporate Secretary of the Company shall be secretary of the meeting of the Committee. The agenda of the Committee meeting will be prepared by the Chair of the Committee, working with the Corporate Secretary and, whenever reasonably practicable, circulated to each member prior to each meeting.

(d)	Minutes – Minutes of the proceedings of the Committee shall be kept in a minute book provided for that purpose. The minutes of the Committee meetings shall accurately record the discussions of and decisions made by the Committee, including all recommendations to be made by the Committee to the Board and shall be distributed to all Committee members.

(e)	Vote – Action may be taken by the Committee upon the affirmative vote of a majority of the members.

12.	Separate Executive and In-Camera Meetings – The Committee shall meet periodically with the Chief Financial Officer, the head of the internal audit function (if other than the Chief Financial Officer) and the external auditor in separate executive sessions to discuss any matters that the Committee or each of these groups believes should be discussed privately and such persons shall have access to the Committee to bring forward matters requiring its attention. The Committee shall also meet periodically without management present at every regular meeting.

13.	Professional Assistance – The Committee may require the external auditor and internal auditors, if any, to perform such supplemental reviews or audits as the Committee may deem desirable. In addition, the Committee may, at the Company’s expense, retain special legal, accounting, financial or other consultants to advise the Committee in discharging itself of its duties.

14.	Reliance – Absent actual knowledge to the contrary (which shall be promptly reported to the Board), each member of the Committee shall be entitled to rely on (i) the integrity of those persons or organizations within and outside the Company from which it receives information, (ii) the accuracy of the financial and other information provided to the Committee by such persons or organizations and (iii) representations made by management and the external auditor as to any information technology, audit and other non-audit services provided by the external auditor to the Company and its subsidiaries.

15.	Reporting to the Board – The Committee will report through the Committee Chair to the Board following meetings of the Committee on matters considered by the Committee, its activities and compliance with this Charter.

16.	Orientation – New Committee members shall be provided with an orientation program to educate them on the Company’s business, their responsibilities and the Company’s financial reporting and accounting practices.

17.	Outsiders May Attend Meetings – The Committee may invite members of management or others to attend meetings or provide information as necessary. The Company’s external auditor will have direct access to the Committee at their own initiative.

18.	Other Responsibilities of the Committee – The Committee, in discharging its oversight role, is empowered to study or investigate any matter of interest or concern that the Committee deems appropriate. In this regard, the Committee shall have the authority, in its sole discretion, to engage and terminate independent counsel and other advisers as it determines necessary or appropriate to carry out its duties. The Company shall provide appropriate funding, as determined by the Committee, for payment of compensation to the independent registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company and any advisers that the Committee chooses to engage, as well as funding for the payment of ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

Powers

19.	The Committee shall have the following powers:

(a)	Access – The Committee is entitled to full access to all books, records, facilities and personnel of the Company and its subsidiaries. The Committee may require such officers, directors and employees of the Company and its subsidiaries and others as it may see fit from time to time to provide any information about the Company and its subsidiaries it may deem appropriate and to attend and assist at meetings of the Committee.

(b)	Delegation – The Committee may delegate from time to time to any person or committee of persons any of the Committee’s responsibilities that lawfully may be delegated.

(c)	Adoption of Policies and Procedures – The Committee may adopt policies and procedures for carrying out its responsibilities.

Responsibilities

Selection and Oversight of the External Auditor

20.	The Committee shall be responsible for the appointment of an external auditor (independent registered public accounting firm) to serve as the Company’s independent auditors and be directly responsible for the retention, compensation, evaluation, oversight and termination of the external auditor, who shall report and be accountable to the Audit Committee. The Committee shall annually evaluate the performance of the external auditor and recommend to the Board the external auditor of the Company to be nominated in the Company’s management information circular for shareholder approval. If the Committee deems it in the best interest of the Company to proceed with a change in external auditor, the Committee shall report to the Board the reasons for the change and any other significant issues related to the change, including the response of the incumbent external auditor, and enquire on the qualifications of the proposed external auditor before approving or rejecting the proposed change in external auditor.

21.	The Committee shall approve in advance the terms of engagement and the compensation to be paid by the Company to the external auditor with respect to the conduct of the annual audit. The Committee may approve policies and procedures for the pre-approval of services to be rendered by the external auditor, which policies and procedures shall include reasonable detail with respect to the services covered. All services to be provided to the Company or any of its affiliates by the external auditor or any of their affiliates which are subject to pre-approval by the Committee shall be approved by the Committee or the Chair of the Committee, in accordance with the Committee’s Pre-Approval Policies and Procedures.

22.	The Committee shall annually review the independence of the external auditor and shall make recommendations to the Board on appropriate actions to be taken which the Committee deems necessary to protect and enhance the independence of the external auditor. In connection with such review, the Committee shall:

(a)	actively engage in a dialogue with the external auditor about all relationships or services that may impact the objectivity and independence of the external auditor;

(b)	require that the external auditor submit to it, at least annually, a formal written statement delineating all relationships between the Company and its subsidiaries, on one hand, and the external auditor, on the other hand, that may reasonably be considered to bear on the external auditor’s independence;

(c)	ensure the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by applicable law;

(d)	consider whether there should be a regular rotation of the external audit firm itself and

(e)	consider the external auditor independence standards promulgated by applicable auditing regulatory and professional bodies.

23.	The Committee may approve any permissible non-audit engagements of the external auditor and its affiliates by the Company and its affiliates in accordance with applicable laws.

24.	The Committee shall establish and monitor clear policies for the hiring by the Company of partners, employees and former partners and employees of the present and former external auditor of the Company.

25.	The Committee shall require the external auditor to provide to the Committee, and the Committee shall review and discuss with the external auditor, all reports which the external auditor is required to provide to the Committee or the Board under rules, policies or practices of professional or regulatory bodies applicable to the external auditor, and any other reports which the Committee may require. Such reports shall include:

(a)	a description of the external auditor’s internal quality-control procedures, any material issues raised by the most recent internal quality-control review, or peer review, of the external auditor, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more audits carried out by the external auditor, and any steps taken to deal with any such issues; and

(b)	a report describing (i) all critical accounting policies and practices to be used in the annual audit, (ii) all alternative treatments of financial information within generally accepted accounting principles related to material items that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the external auditor and (iii) other material written communication between the external auditor and management, such as any management letter or schedule of unadjusted differences.

26.	The Committee shall review the performance of the external auditor, including assessing their effectiveness and quality of service, annually and, every 5 years, perform a comprehensive review of the performance of the external auditor over multiple years to provide further insight on the audit firm, its independence and application of professional skepticism.

27.	The Committee is responsible for resolving disagreements between management and the external auditor regarding financial reporting.

28.	The Committee shall meet separately with external auditor (without the presence of management) on at least a quarterly basis.

Appointment and Oversight of Internal Auditors

29.	The appointment, terms of engagement, compensation, replacement or dismissal of internal auditors, if any, shall be subject to prior review and approval by the Committee. When the internal audit function is performed by employees of the Company, the Committee may delegate responsibility for approving the employment, term of employment, compensation and termination of employees engaged in such function other than the head of the Company’s internal audit function.

30.	The Committee shall obtain from the internal auditors, if any, and shall review summaries of significant reports to management prepared by the internal auditors, or the actual reports if requested by the Committee, and management’s responses to such reports, as applicable.

31.	The Committee shall, as it deems necessary and applicable, communicate with the internal auditors, if any, with respect to their reports and recommendations, the extent to which prior recommendations have been implemented and any other matters that the internal auditors bring to the attention of the Committee. The head of the internal audit function shall have unrestricted access to the Committee.

32.	The Committee shall, annually or more frequently as it deems necessary and applicable, evaluate the internal auditors, if any, including their activities, organizational structure and qualifications and effectiveness.

Oversight and Monitoring of Audits

33.	The Committee shall review with the external auditor, the internal auditors, if any, and management, as applicable, the audit function generally, the objectives, staffing, locations, co-ordination, reliance upon management and internal audit and general audit approach and scope of proposed audits of the financial statements of the Company and its subsidiaries, the overall audit plans, the responsibilities of management, the internal auditors and the external auditor, the audit procedures to be used and the timing and estimated budgets of the audits.

34.	The Committee shall meet periodically or as it deems necessary and applicable, with the internal auditors, if any, to discuss the progress of their activities and any significant findings stemming from internal audits and any difficulties or disputes that arise with management and the adequacy of management’s responses in correcting audit-related deficiencies.

35.	The Committee shall discuss with the external auditor any difficulties or disputes that arose with management or the internal auditors, if any, during the course of the audit and the adequacy of management’s responses in correcting audit-related deficiencies.

36.	The Committee shall review with management the results of internal and external audits.

37.	The Committee shall take such other reasonable steps as it may deem necessary to satisfy itself that the audit was conducted in a manner consistent with all applicable legal requirements and auditing standards of applicable professional or regulatory bodies.

Oversight and Review of Accounting Principles and Practices

38.	The Committee shall, as it deems necessary, oversee, review and discuss with management, the external auditor and the internal auditors, if any:

(a)	the quality, appropriateness and acceptability of the Company’s accounting principles and practices used in its financial reporting, changes in the Company’s accounting principles or practices and the application of particular accounting principles and disclosure practices by management to new transactions or events;

(b)	all significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including the effects of alternative methods within generally accepted accounting principles on the financial statements and any “second opinions” sought by management from another external auditor with respect to the accounting treatment of a particular item;

(c)	any material change to the Company’s auditing and accounting principles and practices as recommended by management, the external auditor or the internal auditors, if any, or which may result from proposed changes to applicable generally accepted accounting principles;

(d)	the effect of regulatory and accounting initiatives on the Company’s financial statements and other financial disclosures;

(e)	any reserves, accruals, provisions, estimates or management programs and policies, including factors that affect asset and liability carrying values and the timing of revenue and expense recognition, that may have a material effect upon the financial statements of the Company;

(f)	the use of special purpose entities and the business purpose and economic effect of off-balance sheet transactions, arrangements, obligations, guarantees and other relationships of the Company and their impact on the reported financial results of the Company;

(g)	any legal matter, claim or contingency that could have a significant impact on the financial statements, the Company’s compliance policies and any material reports, inquiries or other correspondence received from regulators or governmental agencies and the manner in which any such legal matter, claim or contingency has been disclosed in the Company’s financial statements;

(h)	the treatment for financial reporting purposes of any significant transactions which are not a part of the Company’s ordinary course of business including, without limitation, related party transactions and insider transactions;

(i)	the use of any “pro forma” or “adjusted” information not in accordance with generally accepted accounting principles; and

(j)	management’s determination of goodwill impairment, if any, as required by applicable accounting standards.

39.	The Committee will review and resolve disagreements between management and the external auditor regarding financial reporting or the application of any accounting principles or practices.

Oversight and Monitoring of Internal Controls

40.	The Committee shall, as it deems necessary, exercise oversight of, review and discuss with management, the external auditor and the internal auditors, if any:

(a)	the adequacy and effectiveness of the Company’s internal accounting and financial controls and the recommendations of management, the external auditor and the internal auditors, if any, for the improvement of accounting practices and internal controls;

(b)	any significant deficiency and material weakness in the design or operation of internal control over financial reporting, including with respect to computerized information system controls and security; and

(c)	management’s compliance with the Company’s processes, procedures and internal controls.

Oversight and Monitoring of Reported Unethical Conduct

41.	In accordance with the Company’s Whistleblower Policy, the Committee shall maintain and monitor procedures for the receipt and treatment of complaints received by the Company regarding accounting, internal accounting controls or audit matters and the anonymous and confidential submission by employees of concerns regarding questionable accounting or auditing matters and review periodically or as it deems necessary and applicable, with management and the internal auditors, if any, these procedures and any significant complaints received.

Oversight and Monitoring of the Company’s Financial Disclosures

42.	The Committee shall:

(a)	review with the external auditor and management and recommend to the Board for approval the annual audited financial statements and notes relating thereto and management’s discussion and analysis accompanying such financial statements, the Company’s annual report and any financial information of the Company contained in any prospectus or information circular of the Company; and

(b)	review with the external auditor and management and, if so delegated by the Board, approve each set of interim unaudited financial statements and notes related thereto and management’s discussion and analysis accompanying such financial statements and any other disclosure documents or regulatory filings of the Company containing or accompanying financial information of the Company.

Such reviews shall be conducted prior to the release of any summary of the financial results or the filing of such reports with applicable regulators.

43.	Prior to their distribution, the Committee shall discuss earnings press releases, as well as financial information and earnings guidance provided to analysts and any ratings agencies, if applicable, it being understood that such discussions may, in the discretion of the Committee, be done generally (i.e., by discussing the types of information to be disclosed and the type of presentation to be made) and that the Committee need not discuss in advance each earnings release or each instance in which the Company gives earning guidance.

44.	The Committee shall review the disclosure with respect to its pre-approval of audit and non-audit services provided by the external auditor.

Oversight of Finance Matters

45.	Appointments of key financial executives involved in the financial reporting process of the Company, including the Chief Financial Officer, shall require the prior review of the Committee.

46.	The Committee shall receive and review:

(a)	periodic reports on compliance with requirements regarding statutory deductions and remittances;

(b)	material policies and practices of the Company respecting cash management and material financing strategies or policies or proposed financing arrangements and objectives of the Company; and

(c)	material tax policies and tax planning initiatives, tax payments and reporting and any pending tax audits or assessments.

47.	The Committee shall meet periodically with management to review and discuss the Company’s major financial risk exposures and the policy steps management has taken to monitor and control such exposures, including the use of financial derivatives and hedging activities.

48.	The Committee shall meet with management to review the process and systems in place for ensuring the reliability of public disclosure documents that contain audited and unaudited financial information and their effectiveness.

Risk Oversight and Compliance

49.	The Committee shall assess risk tolerance of the Company, management’s program of risk assessment and steps taken to address significant risks or exposures, including derivative policies and insurance coverage, and obtain the external auditor opinion of management’s assessment of significant business, operational, and financial risk exposures facing the Company and how effectively such risks are being managed or controlled.

50.	The Committee shall (A) review and monitor (i) management’s practices and policies with respect to (a) assessing, identifying and managing the Company’s major security risks, including physical, information, and data security and cybersecurity risks, and control thereof, and (b) the adequacy and effectiveness of disclosure controls and procedures associated with cybersecurity incident monitoring and reporting, (ii) security trends that may impact the Company’s operations and business and evolving environment, (iii) contingency plans in the event of a security threat or breach, and (iv) initiatives in terms of development and implementation of appropriate communications and trainings, and (B) report to the Board on the Company’s compliance with such practices and policies and progress in remedying any significant deficiencies related thereto and, where appropriate, make recommendations.

51.	The Committee shall obtain regular updates from management and others, including internal and external auditors and legal counsel, concerning the Company’s compliance with financial-related laws and regulations such as tax and financial reporting laws and regulations and legal withholding requirements.

52.	The Committee shall review the findings of any examination by regulatory agencies.

Committee Reporting

53.	If required by applicable laws or regulations or stock exchange requirements, the Committee shall prepare, review and approve a report to shareholders and others (the “Report”). In the Report, the Committee shall, where applicable, state whether it has:

(a)	reviewed and discussed the audited or unaudited financial statements with management, the external auditor and the internal auditors, if any;

(b)	received from the external auditor all reports and disclosures required under legal, listing and regulatory requirements and this Charter and have discussed such reports with the external auditor, including reports with respect to the independence of the external auditor; and

(c)	based on the reviews and discussions referred to in clauses (a) and (b) above, recommended to the Board that the audited financial statements be included in the Company’s annual report.

Additional Responsibilities

54.	The Committee shall perform such other duties as may be required by law.

55.	The Committee shall review and make recommendations to the Board concerning the financial structure, condition and strategy of the Company and its subsidiaries, including with respect to annual budgets, long-term financial plans, corporate borrowings, investments, capital expenditures, long-term commitments, dividends and the issuance and/or repurchase of shares.

56.	The Committee shall maintain and review, as necessary, policies and procedures with respect to the delegation of authority by the Board to employees of the Company and its subsidiaries for day-to-day management.

57.	The Committee shall review and/or approve any other matter specifically delegated to the Committee by the Board and undertake on behalf of the Board such other activities as may be necessary or desirable to assist the Board in fulfilling its oversight responsibilities with respect to financial reporting.

The Charter

The Committee shall review and reassess the adequacy of this Charter at least annually and otherwise as it deems appropriate and recommend changes to the Board. The performance of the Committee shall be evaluated with reference to this Charter annually.

The Board may, from time to time, permit departures from the terms of this Charter, either prospectively or retrospectively. This Charter is not intended to give rise to civil liability on the part of the Company or its directors or officers to shareholders, security holders, customers, suppliers, competitors, employees or other persons, or to any other liability whatsoever on their part.

The Committee shall ensure that this Charter is disclosed on the Company’s website and that this Charter or a summary of it which has been approved by the Committee is disclosed in accordance with all applicable securities laws or regulatory requirements in the management information circular or annual report of the Company.

DATED December 21, 2023.

Schedule C
By-Law No. 1 (As Amended)

See attached.

LEDDARTECH HOLDINGS INC.

BY-LAW NO. 1

Article 1
INTERPRETATION

Section 1.1 Definitions.

As used in this by-law, the following terms have the following meanings:

“Act” means the Canada Business Corporations Act and the regulations under the Act, all as amended, re-enacted or replaced from time to time.

“Authorized Signatory” has the meaning specified in Section 2.2.

“Business Day” means any day other than a Saturday, Sunday or statutory holiday in the Province of Quebec.

“Corporation” means LeddarTech Holdings Inc.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“person” means a natural person, partnership, limited partnership, limited liability partnership, corporation, limited liability company, unlimited liability company, joint stock company, trust, unincorporated association, joint venture or other entity or governmental or regulatory entity, and pronouns have a similarly extended meaning.

“recorded address” means (i) in the case of a shareholder or other securityholder, the shareholder’s or securityholder’s latest address as shown in the records of the Corporation, (ii) in the case of joint shareholders or other joint securityholders, the address appearing in the records of the Corporation in respect of the joint holding or, if there is more than one address in respect of the joint holding, the first address that appears, and (iii) in the case of a director, officer or auditor, the person’s latest address as shown in the records of the Corporation or, if applicable, the last notice filed with the Director under the Act, whichever is the most recent.

“show of hands” means, in connection with a meeting, a show of hands by persons present at the meeting, the functional equivalent of a show of hands by telephonic, electronic or other means of communications and any combination of such methods.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

Terms used in this by-law that are defined in the Act have the meanings given to such terms in the Act.

Section 1.2 Interpretation.

The division of this by-law into Articles, Sections and other subdivisions and the insertion of headings are for convenient reference only and do not affect its interpretation. Words importing the singular number include the plural and vice versa. Any reference in this by-law to gender includes all genders. In this by-law the words “including”, “includes” and “include” means “including (or includes or include) without limitation”.

Section 1.3 Subject to Act and Articles.

This by-law is subject to, and should be read in conjunction with, the Act and the articles. If there is any conflict or inconsistency between any provision of the Act or the articles and any provision of this by-law, the provision of the Act or the articles will govern.

Article 2
BUSINESS OF THE CORPORATION

Section 2.1 Financial Year.

The financial year of the Corporation ends on such date of each year as the directors determine from time to time.

Section 2.2 Execution of Instruments and Voting Rights.

Contracts, documents and instruments may be signed on behalf of the Corporation, either manually or by facsimile or by electronic means, (i) by any one director or officer of the Corporation, or (ii) by any other person authorized by the directors from time to time (each person referred to in (i) and (ii) is an “Authorized Signatory”). Voting rights for securities held by the Corporation may be exercised on behalf of the Corporation by any one Authorized Signatory. In addition, the directors may, from time to time, authorize any person or persons (i) to sign contracts, documents and instruments generally on behalf of the Corporation or to sign specific contracts, documents or instruments on behalf of the Corporation, and (ii) to exercise voting rights for securities held by the Corporation generally or to exercise voting rights for specific securities held by the Corporation. Any Authorized Signatory, or other person authorized to sign any contract, document or instrument on behalf of the Corporation, may affix the corporate seal, if any, to any contract, document or instrument when required.

As used in this Section, the phrase “contracts, documents and instruments” means any and all kinds of contracts, documents and instruments in written or electronic form, including cheques, drafts, orders, guarantees, notes, acceptances and bills of exchange, deeds, mortgages, hypothecs, charges, conveyances, transfers, assignments, powers of attorney, agreements, proxies, releases, receipts, discharges and certificates and all other paper writings or electronic writings.

Section 2.3 Banking Arrangements.

The banking and borrowing business of the Corporation or any part of it may be transacted with such banks, trust companies or other firms or corporations as the directors determine from time to time. All such banking and borrowing business or any part of it may be transacted on the Corporation’s behalf under the agreements, instructions and delegations, and by the one or more officers and other persons, that the directors authorize from time to time. This paragraph does not limit in any way the authority granted under Section 2.2.

Article 3
DIRECTORS

Section 3.1 Duties and Powers.

Except as otherwise provided in the articles or by the Act, the business and affairs of the Corporation shall be managed by or under the direction of the board.

Section 3.2 Number of Directors.

The Corporation shall be managed by a board composed of the fixed number of directors indicated in its articles. If the articles establish a minimum and a maximum number of directors, the board shall be composed of the fixed number of directors established by resolution passed by the board or, failing this, selected by the shareholders within such limits.

Section 3.3 Place of Meetings.

Any or all meetings of directors may be held at any place in or outside Canada.

Section 3.4 Calling of Meetings.

The chair of the board, the lead director, if any, the chief executive officer, the president, the corporate secretary or any one or more directors may call a meeting of the directors at any time. Meetings of directors will be held at the time and place as the person(s) calling the meeting determine.

Section 3.5 Regular Meetings.

The directors may establish regular meetings of directors. Any resolution establishing such meetings will specify the dates, times and places of the regular meetings and will be sent to each director.

Section 3.6 Notice of Meeting.

Subject to this section, notice of the time and place of each meeting of directors will be given to each director not less than 48 hours before the time of the meeting. No notice of meeting is required for any regularly scheduled meeting except where the Act requires the notice to specify the purpose of, or the business to be transacted at, the meeting. Provided a quorum of directors is present, a meeting of directors may be held, without notice, immediately following the annual meeting of shareholders.

The accidental omission to give notice of any meeting of directors to, or the non-receipt of any notice by, any person, or any error in any notice not affecting the substance of the notice, does not invalidate any resolution passed or any action taken at the meeting.

Section 3.7 Waiver of Notice.

A director may waive notice of a meeting of directors, any irregularity in a notice of meeting of directors or any irregularity in a meeting of directors. Such waiver may be given in any manner and may be given at any time either before or after the meeting to which the waiver relates. Waiver of any notice of a meeting of directors cures any irregularity in the notice, any default in the giving of the notice and any default in the timeliness of the notice. Attendance of a director at a meeting of directors is a waiver of notice of the meeting, except where a director attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

Section 3.8 Quorum.

A majority of the number of directors in office constitutes a quorum at any meeting of the directors. Notwithstanding any vacancy among the directors, a quorum of directors may exercise all the powers of the directors.

Section 3.9 Vacancies.

Subject to the Act and to the articles of the Corporation, a quorum of directors may fill a vacancy on the Board, except a vacancy resulting from:

(a)	an increase in the number or the minimum or maximum number of directors set out in the articles; or

(b)	a failure to elect the number or minimum number of directors required to be elected at any shareholder meeting.

Section 3.10 Meeting by Telephonic, Electronic or Other Communication Facility.

If all the directors of the Corporation present at or participating in a meeting of directors consent, a director may participate in such meeting by means of a telephonic, electronic or other communication facility. A director participating in a meeting by such means is deemed to be present at the meeting. Any consent is effective whether given before or after the meeting to which it relates and may be given with respect to all meetings of the directors.

Section 3.11 Resolution in Writing.

A resolution in writing, signed by all the directors entitled to vote thereon is as valid as if it had been passed at a meeting of the board or, as the case may be, of a committee of the board.

Section 3.12 Chair.

If appointed, the chair of the board will preside at directors meetings and shareholders meetings in accordance with this Section 3.12 and Section 7.11, respectively. The chair of the board will have such other powers and duties as the directors determine. The chair of any meeting of directors is the first mentioned of the following persons that is a director and is present at the meeting:

(a)	the chair of the board;

(b)	the lead director, if any; or

(c)	the chief executive officer.

If no such person is present at the meeting or willing to act, the directors present will choose one of their number to chair the meeting.

Section 3.13 Secretary.

The corporate secretary, if any, will act as secretary at meetings of directors. If a corporate secretary has not been appointed or the corporate secretary is absent, the chair of the meeting will appoint a person, who need not be a director, to act as secretary of the meeting.

Section 3.14 Votes to Govern.

At all meetings of directors, every question will be decided by a majority of the votes cast. In case of an equality of votes, the chair of the meeting, in addition to the chair’s original vote, shall have a second or casting vote.

Section 3.15 Remuneration and Expenses.

The directors may determine from time to time the remuneration, if any, to be paid to a director for his or her services as a director. The directors are also entitled to be reimbursed for travelling and other out-of-pocket expenses properly incurred by them in attending directors meetings, committee meetings and shareholders meetings and in the performance of other duties of directors of the Corporation. The directors may also award additional remuneration to any director undertaking special services on the Corporation’s behalf beyond the services ordinarily required of a director by the Corporation.

A director may be employed by or provide services to the Corporation otherwise than as a director. Such a director may receive remuneration for such employment or services in addition to any remuneration paid to the director for his or her services as a director.

Article 4
COMMITTEES

Section 4.1 Committees of Directors.

The directors may appoint from their number one or more committees and delegate to such committees any of the powers of the directors except those powers that, under the Act, a committee of directors has no authority to exercise.

Section 4.2 Proceedings.

Meetings of committees of directors may be held at any place in or outside Canada. At all meetings of committees, every question will be decided by a majority of the votes cast on the question. Unless otherwise determined by the directors, each committee of directors may make, amend or repeal rules and procedures to regulate its meetings including: (i) fixing its quorum, provided that quorum may not be less than a majority of its members; (ii) procedures for calling meetings; (iii) requirements for providing notice of meetings; and (iv) selecting a chair for a meeting.

Subject to a committee of directors establishing rules and procedures to regulate its meetings, Section 3.1 to Section 3.15 inclusive apply to committees of directors, with such changes as are necessary.

Article 5
OFFICERS

Section 5.1 Appointment of Officers.

The directors may appoint such officers of the Corporation as they deem appropriate from time to time. The officers may include any of a chair of the board, a chief executive officer, a president, one or more vice-presidents, a chief financial officer, a chief commercial officer, a chief technical officer, a general counsel, a corporate secretary and a treasurer and one or more assistants to any of the appointed officers. No person may be the chair of the board unless that person is a director.

Section 5.2 Powers and Duties.

Unless the directors determine otherwise, an officer has all powers and authority that are incident to his or her office. An officer will have such other powers, authority, functions and duties that are prescribed or delegated, from time to time, by the directors, or by other officers if authorized to do so by the directors. The directors or authorized officers may, from time to time, vary, add to or limit the powers and duties of any officer.

Section 5.3 Chief Executive Officer.

If appointed, the chief executive officer of the Corporation will have general powers and duties of supervision of the business and affairs of the Corporation. The chief executive officer will have such other powers and duties as the directors determine. Subject to Section 3.13 and Section 7.11, during the absence or disability of the corporate secretary or the treasurer, or if no corporate secretary or treasurer has been appointed, the chief executive officer will also have the powers and duties of the office of corporate secretary and treasurer, as the case may be.

Section 5.4 President.

If appointed, the president of the Corporation will have such other powers and duties as the directors determine.

Section 5.5 Corporate Secretary.

If appointed, the corporate secretary will have the following powers and duties: (i) the corporate secretary will give or cause to be given, as and when instructed, notices required to be given to shareholders, directors, officers, auditors and members of committees of directors; (ii) the corporate secretary may attend at and be the secretary of meetings of directors, shareholders, and committees of directors and will have the minutes of all proceedings at such meetings entered in the books and records kept for that purpose; and (iii) the corporate secretary will be the custodian of any corporate seal of the Corporation and the books, papers, records, documents, and instruments belonging to the Corporation, except when another officer or agent has been appointed for that purpose. The corporate secretary will have such other powers and duties as the directors or the chief executive officer determine.

Section 5.6 Treasurer.

If appointed, the treasurer of the Corporation will have the following powers and duties: (i) the treasurer will ensure that the Corporation prepares and maintains adequate accounting records in compliance with the Act; (ii) the treasurer will also be responsible for the deposit of money, the safekeeping of securities and the disbursement of the funds of the Corporation; and (iii) at the request of the directors, the treasurer will render an account of the Corporation’s financial transactions and of the financial position of the Corporation. The treasurer will have such other powers and duties as the directors or the chief executive officer of the Corporation determine.

Section 5.7 Removal of Officers.

The directors may remove an officer from office at any time, with or without cause. Such removal is without prejudice to the officer’s rights under any employment contract with the Corporation.

Article 6
PROTECTION OF DIRECTORS, OFFICERS AND OTHERS

Section 6.1 Limitation of Liability.

To the fullest extent permitted by the Act and other applicable law, as the same exists or as may hereafter be amended, no director or officer is liable for: (i) the acts, omissions, receipts, failures, neglects or defaults of any other director, officer or employee; (ii) joining in any receipt or other act for conformity; (iii) any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired for or on behalf of the Corporation; (iv) the insufficiency or deficiency of any security in or upon which any of the monies of the Corporation are invested; (v) any loss or damage arising from the bankruptcy, insolvency or tortious acts of any person with whom any of the monies, securities or effects of the Corporation are deposited; or (vi) any loss occasioned by any error of judgment or oversight on his or her part, or for any other loss, damage or misfortune whatever which occurs in the execution of the duties of his or her office or in relation to his or her office. If the Act or other applicable law is hereafter amended to authorize corporate action further eliminating or limiting the liability of directors or officers, then the liability of a director or officer of the Corporation shall be eliminated or limited to the fullest extent permitted by the Act or other applicable law as so amended, automatically and without further action, upon the date of such amendment.

Section 6.2 Indemnity.

The Corporation will indemnify to the fullest extent permitted by the Act (i) any director or officer of the Corporation; (ii) any former director or officer of the Corporation; (iii) any individual who acts or acted at the Corporation’s request as a director or officer, or in a similar capacity, of another entity; and (iv) their respective heirs and legal representatives. The Corporation is authorized to execute agreements in favour of any of the foregoing persons evidencing the terms of the indemnity. Nothing in this by-law limits the right of any person entitled to indemnity to claim indemnity apart from the provisions of this by-law.

Section 6.3 Insurance.

The Corporation may purchase and maintain insurance for the benefit of any person referred to in Section 6.2 against such liabilities and in such amounts as the directors may determine and as are permitted by the Act.

Section 6.4 Amendments.

Neither any amendment nor repeal of this Article 6, nor the adoption by amendment of these by-laws of any provision inconsistent with this Article 6, shall eliminate or reduce the effect of this Article 6 in respect of any matter occurring, or any action or proceeding accruing or arising (or that, but for this Article 6, would accrue or arise) prior to such amendment or repeal or adoption of an inconsistent provision.

Article 7
SHAREHOLDERS

Section 7.1 Calling Annual and Special Meetings.

The board of directors (by way of a resolution passed at a meeting where there is a quorum of directors or by way of written resolution signed by all directors entitled to vote thereon) have the power to call annual meetings of shareholders and special meetings of shareholders. Each of the chair of the board, the president, and the chief executive officer may also call meetings of shareholders provided that the business to be transacted at such meeting has been approved by the board of directors.

Section 7.2 Place of Meetings.

Annual meetings of shareholders and special meetings of shareholders will be held on the date and at the time and place within Canada as the directors shall determine or at any place outside Canada that may be specified in the articles or agreed to by all of the shareholders entitled to vote at the meeting.

Section 7.3 Electronic Meetings.

Meetings of shareholders may be held entirely by means of telephonic, electronic or other communications facility that permits all participants to communicate adequately during the meeting. The directors may establish procedures regarding the holding of meetings of shareholders by such means.

Section 7.4 Notice of Meetings.

The time period to provide notice of the time and place of a meeting of shareholders is not less than twenty-one (21) days and not more than sixty (60) days before the meeting

The accidental omission to give notice of any meeting of shareholders to, or the non-receipt of any notice by, any person, or any error in any notice not affecting the substance of the notice, does not invalidate any resolution passed or any action taken at the meeting.

Section 7.5 Waiver of Notice.

A shareholder, a proxyholder, a director or the auditor of the Corporation and any other person entitled to attend a meeting of shareholders may waive notice of a meeting of shareholders, any irregularity in a notice of meeting of shareholders or any irregularity in a meeting of shareholders. Such waiver may be waived in any manner and may be given at any time either before or after the meeting to which the waiver relates. Waiver of any notice of a meeting of shareholders cures any irregularity in the notice, any default in the giving of the notice and any default in the timeliness of the notice.

Section 7.6 Representatives.

A representative of a shareholder that is a body corporate or an association will be recognized if (i) a certified copy of the resolution of the directors or governing body of the body corporate or association, or a certified copy of an extract from the by-laws of the body corporate or association, authorizing the representative to represent the body corporate or association is deposited with the Corporation; or (ii) the authorization of the representative is established in another manner that is satisfactory to the corporate secretary or the chair of the meeting.

Section 7.7 Persons Entitled to be Present.

The only persons entitled to be present at a meeting of shareholders are those persons entitled to vote at the meeting, the directors, the officers, the auditor of the Corporation and others who, although not entitled to vote, are entitled or required under any provision of the Act or the articles or by-laws to be present at the meeting. Any other person may be admitted with the consent of the chair of the meeting.

Section 7.8 Quorum.

A quorum of shareholders is present at a meeting of shareholders if the holders of not less than 33 1/3% of the shares entitled to vote at the meeting are present in person or represented by proxy, irrespective of the number of persons actually present at the meeting.

Section 7.9 Persons Entitled to Vote.

The persons entitled to vote at any meeting of shareholders shall be the persons entitled to vote in accordance with the Act. The board or chair of any shareholders meeting may, but need not, at any time (including prior to, at or subsequent to the meeting), ask questions of, and request the production of evidence from, a shareholder (including a beneficial owner), the transfer agent or such other person as they, he or she considers appropriate for the purposes of determining a person’s share ownership position as at the relevant record date and authority to vote. For greater certainty, the board or the chair of any shareholders meeting of shareholders may, but need not, at any time, inquire into the legal or beneficial share ownership of any person as at the relevant record date and the authority of any person to vote at the meeting and may, but need not, at any time, request from that person production of evidence as to such share ownership position and the existence of the authority to vote.

Section 7.10 Proxies.

A proxy will comply with the applicable requirements of the Act and other applicable law and will be in such form as the directors may approve from time to time or such other form as may be acceptable to the chair of the meeting at which the instrument of proxy is to be used. A proxy will be acted on only if it is deposited with the Corporation or its agent prior to the time specified in the notice calling the meeting at which the proxy is to be used. Notwithstanding any specified time limits for the deposit of proxies by shareholders, the chair of any shareholders meeting or the chairperson of the board may, but need not, at his, her or their sole discretion, waive the time limits for the deposit of proxies by shareholders, including any deadline set out in the notice calling the shareholders meeting or in any proxy circular and any such waiver made in good faith shall be final and conclusive.

Section 7.11 Chair, Secretary and Scrutineers.

The chair of any meeting of shareholders is the first mentioned of the following persons that is a director and is present at the meeting:

(a)	the chair of the board; or

(b)	the chief executive officer.

If no such person is present at the meeting or willing to act, the person selected by resolution of the board will preside as chair of the meeting of shareholders or, in the absence of such a resolution, the directors present will choose one of their number to preside as chair of the meeting of shareholders.

If no director is present at the meeting, the persons present who are entitled to vote at the meeting will choose a shareholder who is present to chair the meeting.

The corporate secretary, if any, will act as secretary at meetings of shareholders. If a corporate secretary has not been appointed or the corporate secretary is absent, the chair of the meeting will appoint a person, who need not be a shareholder, to act as secretary of the meeting.

If desired, the chair of the meeting may appoint one or more persons, who need not be shareholders, to act as scrutineers at any meeting of shareholders. The scrutineers will assist in determining the number of shares held by persons entitled to vote who are present at the meeting and the existence of a quorum. The scrutineers will also receive, count and tabulate ballots and assist in determining the result of a vote by ballot, and do such acts as are necessary to conduct the vote in an equitable manner. The decision of a majority of the scrutineers will be conclusive and binding upon the meeting and a declaration or certificate of the scrutineers will be conclusive evidence of the facts declared or stated in it.

Section 7.12 Procedure.

The chair of a meeting of shareholders will conduct the meeting and determine the procedure to be followed at the meeting. The chair’s decision on all matters or things, including any questions regarding the validity or invalidity of a form of proxy or other instrument appointing a proxy, is conclusive and binding upon the meeting of shareholders.

Section 7.13 Manner of Voting.

Subject to the Act and other applicable law, any question at a meeting of shareholders will be decided by a show of hands, unless a ballot on the question is required or demanded. Subject to the Act and other applicable law, the chair of the meeting may require a ballot or any person who is present and entitled to vote may demand a ballot on any question at a meeting of shareholders. The requirement or demand for a ballot may be made either before or after any vote on the question by a show of hands. A ballot will be taken in the manner the chair of the meeting directs. A requirement or demand for a ballot may be withdrawn at any time prior to the taking of the ballot. The result of such ballot will be the decision of the shareholders upon the question.

In the case of a vote by a show of hands, each person present who is entitled to vote has one vote. If a ballot is taken, each person present who is entitled to vote is entitled to the number of votes that are attached to the shares which such person is entitled to vote at the meeting.

Section 7.14 Votes to Govern.

Any question at a meeting of shareholders will be decided by a majority of the votes cast on the question unless the articles, the by-laws, the Act or other applicable law requires otherwise. In case of an equality of votes either when the vote is by a show of hands or when the vote is by a ballot, the chair of the meeting is not entitled to a second or casting vote.

Section 7.15 Advance Notice for Proposals.

(a)	No business may be transacted at an annual shareholders meeting, other than business that is either (i) specified in the Corporation’s notice of meeting (or any supplement thereto) given by or at the direction of the board, (ii) otherwise properly brought before the annual meeting by or at the direction of the board or (iii) otherwise properly brought before the annual shareholder meeting by any shareholder of the Corporation who complies with the proposal procedures set forth in this Section 7.15. For business to be properly brought before an annual shareholder meeting by a shareholder of the Corporation, such shareholder must submit a proposal to the Corporation for inclusion in the Corporation’s management proxy circular in accordance with the requirements of the Act; provided that any proposal that includes nominations for the election of directors shall be submitted to the Corporation in accordance with the requirements set forth in Section 8.1. The Corporation shall set out the proposal in the management proxy circular or attach the proposal thereto, subject to the exemptions and bases for refusal set forth in the Act.

(b)	At a special shareholders meeting, only such business shall be conducted as shall have been brought before the meeting pursuant to the Corporation’s notice of meeting. Nominations of individuals for election to the board may be made at a special shareholders meeting at which directors are to be elected pursuant to the Corporation’s notice of meeting only pursuant to and in compliance with Section 8.1.

Section 7.16 Adjournment.

The chair of any meeting of shareholders may adjourn the meeting from time to time and place to place, subject to such conditions as the chair may decide. Any adjourned meeting is duly constituted if held in accordance with the terms of the adjournment and a quorum is present at the adjourned meeting. No business will be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

Section 7.17 Storage of Ballots and Proxies.

The Corporation must, for at least three months after a shareholders meeting, keep at its head office the ballots cast and the proxies presented at the meeting. Any shareholder or proxyholder who was entitled to vote at the meeting may, without charge, inspect the ballots and proxies kept by the Corporation. Unless otherwise determined by the board in its sole discretion, no shareholder will be provided with access to any proxy materials relating to a meeting of shareholders prior to such meeting taking place.

Article 8
ADVANCE NOTICE

Section 8.1 Nomination of Directors.

Subject only to the Act, Section 8.6, Applicable Securities Laws and the articles of the Corporation, only persons who are nominated in accordance with the procedures set out in this Section 8.1, at the discretion of the board, will be eligible for election as directors to the board of the Corporation. Nominations of persons for election to the board may be made for any annual meeting of shareholders, or for any special meeting of shareholders if one of the purposes for which the special meeting was called was the election of directors. Such nominations may be made in the following manner:

(a)	by or at the direction of the board or an authorized officer of the Corporation, including pursuant to a notice of meeting;

(b)	by or at the direction or request of one or more shareholders pursuant to a requisition of shareholders made in accordance with the provisions of the Act or a requisition of the shareholders made in accordance with the provisions of the Act; or

(c)	by any person (a “Nominating Shareholder”):

(i)	who, at the close of business on the date of the giving of the notice provided for in Section 8.3 below and on the record date for notice of such meeting, is entered in the Corporation’s securities register as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting; and

(ii)	who complies with the notice procedures set forth in this Article 8.

Section 8.2 Timely Notice.

Subject to any nomination rights that may be granted by the board from time to time, the procedures set out in this Article 8 will be the exclusive means for any person to bring nominations for election to the board before any annual or special meeting of shareholders of the Corporation. In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, such person must have given timely notice thereof (in accordance with Section 8.3 below) in proper written form to the board (in accordance with Section 8.4 below). Notwithstanding any other provision of the by-laws of the Corporation, notice given to the corporate secretary of the Corporation pursuant to this by-law may only be given by personal delivery, facsimile transmission or by email (at such email address as stipulated from time to time by the Secretary of the Corporation for purposes of this notice), and will be deemed to have been given and made only at the time it is served by personal delivery, email (at the address as aforesaid) or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received) to the Secretary at the address of the principal executive offices of the Corporation; provided that if such delivery or electronic communication is made on a day which is not a Business Day or later than 5:00 p.m. (Eastern Time) on a day which is a Business Day, then such delivery or electronic communication will be deemed to have been made on the subsequent day that is a Business Day.

Section 8.3 Manner of Timely Notice.

To be timely, a Nominating Shareholder’s notice to the board must be made:

(a)	in the case of an annual meeting of shareholders, not less than 30 days prior to the date of the annual meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is to be held on a date that is less than 50 days after the date (the “Notice Date”) that is the earlier of the date that a notice of meeting is filed for such meeting and the date on which the first public announcement of the date of the annual meeting was made, notice by the Nominating Shareholder may be made not later than the close of business on the 10th day following the Notice Date; and

(b)	in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors of the Corporation (whether or not called for such purposes), not later than the close of business on the 15th day following the day that is the earlier of the date that a notice of meeting is filed for such meeting and the date on which the first public announcement of the date of the special meeting of shareholders was made, provided that, in either instance, if notice-and-access (as defined in National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer) is used for delivery of proxy related materials in respect of a meeting described in Section 8.3(a) or (b) above, and the Notice Date in respect of the meeting is not less than fifty (50) days prior to the date of the applicable meeting, the notice must be received not later than the close of business on the fortieth (40th) day before the applicable meeting (but in any event, not prior to the Notice Date); provided, however, that in the event that the meeting is to be held on a date that is less than fifty (50) days after the Notice Date, notice by the Nominating Shareholder shall be made, in the case of an annual meeting of shareholders, not later than the close of business on the twentieth (20th) day following the Notice Date and, in the case of a special meeting of shareholders, not later than the close of business on the twenty-fifth (25th) day following the Notice Date.

In the event of an adjournment or postponement of a meeting of shareholders or any announcement thereof, a new time period shall commence for the giving of a Nominating Shareholder’s notice as described in Section 8.3(a) or Section 8.3(b), as applicable.

Section 8.4 Proper Form of Notice.

(a)	To be in proper written form, a Nominating Shareholder’s notice to the board must set forth:

(i)	as to each person whom the Nominating Shareholder proposes to nominate for election as a director (a “Proposed Nominee”):

(A)	the name, age, business address and residential address of the person;

(B)	the principal occupation or employment of the person for the past five years;

(C)	the status of the person as a “resident Canadian” (as such term is defined in the Act);

(D)	the designation and number or principal amount of securities of the Corporation which are, directly or indirectly, controlled or directed or which are owned beneficially or of record by the Proposed Nominee or his or her associates or affiliates as of the record date for the meeting of shareholders (if such date has been made publicly available and has occurred) and as of the date of such notice;

(E)	full particulars regarding any contract, agreement, arrangement, understanding or relationship (collectively, “Arrangements”), including financial, compensation and indemnity related Arrangements, between the Proposed Nominee or any associate or affiliate of the Proposed Nominee and any Nominating Shareholder or any of its Representatives; and

(F)	any other information relating to the person that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws;

(ii)	as to the Nominating Shareholder giving the notice:

(A)	the name, age, business address and, if applicable, residential address of such Nominating Shareholder or, if the Nominating Shareholder is not the beneficial owner of all of the voting securities, the name, age, business address and, if applicable, residential address of the beneficial owner;

(B)	the designation and number or principal amount of securities of the Corporation which are, directly or indirectly, controlled or which are owned beneficially or of record by such Nominating Shareholder, such beneficial owner, if any, or any of their respective Representatives as of the record date for the meeting of shareholders (if such date has been made publicly available and has occurred) and as of the date of such notice;

(C)	full particulars of any option, warrant, convertible security, stock appreciation right, or similar right with an exercise or conversion privilege or a settlement payment or mechanism at a price related to any class or series of shares of the Corporation or with a value derived in whole or in part from the value of any class or series of shares of the Corporation, or any derivative or synthetic arrangement having the characteristics of a long position in any class or series of shares of the Corporation, or any contract, derivative, swap or other transaction or series of transactions designed to produce economic benefits and risks that correspond substantially to the ownership of any class or series of shares of the Corporation, including, without limitation, due to the fact that the value of such contract, derivative, swap or other transaction or series of transactions is determined by reference to the price, value or volatility of any class or series of shares of the Corporation, whether or not such instrument, contract or right will be subject to settlement in the underlying class or series of shares of the Corporation, through the delivery of cash or other property, or otherwise, and without regard to whether the shareholder of record, the beneficial owner, if any, or any of their respective Representatives, may have entered into transactions that hedge or mitigate the economic effect of such instrument, contract or right, or any other direct or indirect opportunity to profit or share in any profit derived from any increase or decrease in the value of any class or series of shares of the Corporation (any of the foregoing, a “Derivative Instrument”) directly or indirectly owned beneficially or of record by such Nominating Shareholder, the beneficial owner, if any, or any of their respective Representatives;

(D)	full particulars of any proxy, contract, arrangement, understanding, or relationship pursuant to which any such Nominating Shareholder, beneficial owner, if any, or any of their respective Representatives has a right to vote, or direct the voting of, any class or series of shares of the Corporation or otherwise relating to the voting of any securities of the Corporation or the nomination of any person to the board;

(E)	full particulars of any agreement, arrangement, understanding, relationship or otherwise, including, without limitation, any repurchase or similar so-called “stock borrowing” agreement or arrangement, involving such Nominating Shareholder, beneficial owner, if any, or any of their respective Representatives directly or indirectly, the purpose or effect of which is to mitigate loss to, reduce the economic risk (of ownership or otherwise) of any class or series of shares of the Corporation by, manage the risk of share price changes for, or increase or decrease the voting power of, such Nominating Shareholder, beneficial owner, if any, or any of their respective Representatives with respect to any class or series of the shares of the Corporation, or which provides, directly or indirectly, the opportunity to profit or share in any profit derived from any decrease in the price or value of any class or series of the shares of the Corporation (any of the foregoing, a “Short Interest”);

(F)	full particulars of any rights to dividends with respect to any class or series of shares of the Corporation owned beneficially by such Nominating Shareholder, beneficial owner, if any, or any of their respective Representatives that are separated or separable from the underlying shares of the Corporation;

(G)	full particulars of any proportionate interest in any class or series of shares of the Corporation or any Derivative Instrument held, directly or indirectly, by a general or limited partnership in which any such Nominating Shareholder, beneficial owner, if any, or any of their respective Representatives is a general partner or, directly or indirectly, beneficially owns an interest in a general partner of such general or limited partnership;

(H)	full particulars of any performance-related fees (other than an asset-based fee) to which any such Nominating Shareholder or beneficial owner, if any, is entitled based on any increase or decrease in the value of any class or series of shares of the Corporation or any Derivative Instrument, including, without limitation, any such fee, to which the respective Representatives of the Nominating Shareholder or beneficial owner, if any, is entitled;

(I)	full particulars of any direct or indirect interest, including, without limitation, equity interests or any Derivative Instrument or Short Interest, in any principal competitor of the Corporation held by such Nominating Shareholder, beneficial owner, if any, or any of their respective Representatives;

(J)	full particulars of any direct or indirect interest of such Nominating Shareholder, beneficial owner, if any, or any of their respective Representatives in any contract, arrangement, understanding or relationship with the Corporation, any affiliate of the Corporation, any of the directors or officers of the Corporation or any of its affiliates, or with the Nominating Shareholder, such beneficial owner, if any, or any of their respective Representatives, or with any competitor or material supplier of the Corporation (including, without limitation, in any such case, any employment agreement, collective bargaining agreement or consulting agreement);

(K)	a representation that the Nominating Shareholder is a holder of record of securities of the Corporation, or a beneficial owner, entitled to vote at such meeting and intends to appear in person or by proxy at the applicable shareholders meeting to propose such nomination;

(L)	a representation of whether either such Nominating Shareholder or beneficial owner, if any, alone or acting jointly or in concert with others, intends to deliver a proxy circular and/or form of proxy to any shareholder of the Corporation in connection with such nomination or otherwise solicit or participate in the solicitation of proxies from shareholders of the Corporation in support of the nomination; and

(M)	any other information relating to such Nominating Shareholder that would be required to be made in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to Applicable Securities Laws;

(b)	A Nominating Shareholders’ notice to the board must also state:

(i)	whether, in the opinion of the Nominating Shareholder and the proposed nominee, the proposed nominee would qualify to be an independent director of the Corporation under sections 1.4 and 1.5 of National Instrument 52-110 – Audit Committees of the Canadian Securities Administrators (“NI 52-110”), Sections 5605(a)(2) and 5605(c)(2) of the Nasdaq Listing Rules and the commentary relating thereto and Rule 10A-3(b) under the Exchange Act, as well as any other applicable independence criterion of a stock exchange or regulatory authority that may be applicable to the Corporation as a result of a listing of its securities on any additional stock exchanges; and

(ii)	whether, with respect to the Corporation, the proposed nominee has one or more of the relationships described in sections 1.4(3), 1.4(8) or 1.5 of NI 52-110, Sections 5605(a)(2) and 5605(c)(2) of the Nasdaq Listing Rules and the commentary relating thereto and Rule 10A-3(b) under the Exchange Act, as well as any other applicable independence criterion of a stock exchange or regulatory authority that may be applicable to the Corporation as a result of a listing of its securities on any additional stock exchanges.

(c)	Except as otherwise provided by the special rights or restrictions attached to the shares of any class or series of the Corporation, no individual shall be eligible for election as a director of the Corporation unless nominated in accordance with the provisions of the by-laws of the Corporation; provided, however, that nothing in this Section 8.4 shall be deemed to preclude discussion by a shareholder (as distinct from the nomination of directors) at a shareholders meeting of any matter in respect of which it would have been entitled to submit a proposal pursuant to the provisions of the Act. The chairperson of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded. A duly appointed proxyholder of a Nominating Shareholder shall be entitled to nominate at a shareholders meeting the directors nominated by the Nominating Shareholder, provided that all of the requirements of this Section 8.4 have been satisfied.

(d)	In addition to the provisions of this Section 8.4, a Nominating Shareholder and any individual nominated by the Nominating Shareholder shall also comply with all of the applicable requirements of the Act, Applicable Securities Laws and applicable stock exchange rules regarding the matters set forth herein.

(e)	Notwithstanding any other provision of this Section 8.4, notice given to the corporate secretary of the Corporation may only be given by personal delivery or by email (at such email address set out in the Corporation’s issuer profile on the System for Electronic Document Analysis and Retrieval at www.sedarplus.ca), and shall be deemed to have been given and made only at the time it is served by personal delivery to the corporate secretary of the Corporation at the address of the principal executive offices of the Corporation, or sent by email to such email address (provided that receipt of confirmation of such transmission has been received); provided that if such delivery or electronic communication is made on a day which is a not a business day or later than 5:00 p.m. (Montreal time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the subsequent day that is a business day.

(f)	The Corporation may require any Proposed Nominee to furnish such other information as may reasonably be required by the Corporation to determine the eligibility of such Proposed Nominee to serve as an independent director, that would be required by any stock exchange on which the Corporation’s securities are then listed or that could be material to a reasonable shareholder’s understanding of the independence, or lack thereof, of such Proposed Nominee.

(g)	All information to be provided in a timely notice pursuant to Section 8.3 above will be provided as of the record date for determining shareholders entitled to vote at the meeting (if such date has been publicly announced) and as of the date of such notice. The Nominating Shareholder will update such information forthwith if there are any material changes in the information previously disclosed so that the information provided or required to be provided in such notice will be true and correct as of the date that is ten days prior to the date of the meeting, or any adjournment or postponement thereof.

(h)	Notwithstanding the foregoing, the board may, in its sole discretion, waive any requirement in this Section 8.4. For greater certainty, nothing in this Section 8.4 shall limit the right of the directors to fill a vacancy among the directors in accordance with Section 3.9.

Section 8.5 Determination of Eligibility; Attendance at the Meeting; No Obligation to Disclose.

Subject to Section 8.6, no person will be eligible for election as a director of the Corporation unless such person has been nominated in accordance with the provisions of this Article 8; provided, however, that nothing in this Article 8 will be deemed to preclude discussion by a shareholder (as distinct from the nomination of directors) at a meeting of shareholders of any matter in respect of which such shareholder would have been entitled to submit a proposal pursuant to the Act. The chair of the meeting will have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination will be disregarded. Notwithstanding any other provision of this by-law, if the Nominating Shareholder (or a qualified representative of the Nominating Shareholder) does not appear at the meeting of shareholders of the Corporation to present the nomination, such nomination will be disregarded, notwithstanding that proxies in respect of such nomination may have been received by the Corporation. Nothing in this By-law will obligate the Corporation or the board to include in any proxy statement or other shareholder communication distributed by or on behalf of the Corporation or the board any information with respect to any proposed nomination or any Nominating Shareholder or proposed nominee.

Section 8.6 Waiver.

Notwithstanding the foregoing, the board may, in its sole discretion, waive any requirement in this Article 8.

Section 8.7 Terms.

For the purposes of this Article 8:

“Applicable Securities Laws” means the applicable securities legislation of each relevant province and territory of Canada and the federal securities legislation of the United States, each as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commission and similar regulatory authority of each province and territory of Canada;

“public announcement” means disclosure in a press release reported by a national news service in the United States or Canada, or in a document publicly filed by the Corporation under its profile on EDGAR at www.sec.gov/edgar/search-and-access or the System of Electronic Document Analysis and Retrieval at www.sedarplus.ca, as applicable; and

“Representatives” of a person means the affiliates and associates of such person, all persons acting jointly or in concert with any of the foregoing, and the affiliates and associates of any of such persons acting jointly or in concert, and “Representative” means anyone of them.

Article 9
SECURITIES

Section 9.1 Form of Security Certificates.

Subject to the Act, security certificates, if required, will be in the form that the directors approve from time to time or that the Corporation adopts.

Section 9.2 Transfer of Shares.

Subject to the rules of any stock exchange on which the Corporation’s shares are posted or listed for trading, no transfer of a security issued by the Corporation will be registered except upon (i) presentation of the security certificate representing the security with an endorsement which complies with the Act, together with such reasonable assurance that the endorsement is genuine and effective as the directors may require, (ii) payment of all applicable taxes and fees and (iii) compliance with the articles of the Corporation. If no security certificate has been issued by the Corporation in respect of a security issued by the Corporation, clause (i) above may be satisfied by presentation of a duly executed security transfer power, together with such reasonable assurance that the security transfer power is genuine and effective as the directors may require.

Section 9.3 Transfer Agents and Registrars.

The Corporation may from time to time appoint one or more agents to maintain, for each class or series of securities issued by it in registered or other form, a central securities register and one or more branch securities registers. Such an agent may be designated as transfer agent or registrar according to their functions and one person may be designated both registrar and transfer agent. The Corporation may at any time terminate such appointment.

Article 10
PAYMENTS

Section 10.1 Payments of Dividends and Other Distributions.

Any dividend or other distribution payable in cash to shareholders will be paid by cheque or by electronic means or by such other method as the directors may determine. The payment will be made to or to the order of each registered holder of shares in respect of which the payment is to be made. Cheques will be sent to the registered holder’s recorded address, unless the holder otherwise directs. In the case of joint holders, the payment will be made to the order of all such joint holders and, if applicable, sent to them at their recorded address, unless such joint holders otherwise direct. The sending of the cheque or the sending of the payment by electronic means or the sending of the payment by a method determined by the directors in an amount equal to the dividend or other distribution to be paid less any tax that the Corporation is required to withhold will satisfy and discharge the liability for the payment, unless payment is not made upon presentation, if applicable.

Section 10.2 Non-Receipt of Payment.

In the event of non-receipt of any payment made as contemplated by Section 10.1 by the person to whom it is sent, the Corporation may issue re-payment to such person for a like amount. The directors may determine, whether generally or in any particular case, the terms on which any re-payment may be made, including terms as to indemnity, reimbursement of expenses, and evidence of non-receipt and of title.

Section 10.3 Unclaimed Dividends.

To the extent permitted by law, any dividend or other distribution that remains unclaimed after a period of six years from the date on which the dividend has been declared to be payable is forfeited and will revert to the Corporation.

Article 11
FORUM SELECTION

Section 11.1 Forum of Adjudication of Certain Disputes.

Unless the Corporation consents in writing to the selection of an alternative forum, the Superior Court of Justice of the Province of Quebec, Canada and the appellate courts therefrom, will, to the fullest extent permitted by law, be the sole and exclusive forum for: (i) any derivative action or proceeding brought on behalf of the Corporation; (ii) any action or proceeding asserting breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation; (iii) any action or proceeding asserting a claim arising pursuant to any provision of the Act, or the Corporation’s articles or by-laws (as the same may be amended from time to time); or (iv) any action or proceeding asserting a claim otherwise related to the Corporation’s “affairs” (as such term is defined in the Act). If any action or proceeding the subject matter of which is within the scope of the preceding sentence is filed in a Court other than a Court located within the Province of Quebec (a “Foreign Action”) in the name of any securityholder, such securityholder will be deemed to have consented to: (i) the personal jurisdiction of the provincial and federal Courts located within the Province of Quebec in connection with any action or proceeding brought in any such Court to enforce the preceding sentence; and (ii) having service of process made upon such securityholder in any such action or proceeding by service upon such securityholder’s counsel in the Foreign Action as agent for such securityholder. For the avoidance of doubt, this Article 11 will not apply to any action brought to enforce a duty or liability created by the Securities Act or the Exchange Act. Unless the Corporation consents in writing to the selection of an alternative forum, the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Any person or entity purchasing or otherwise acquiring any interest in any security of the Corporation will be deemed to have notice of and consented to the provisions of this Article 11.

Article 12
MISCELLANEOUS

Section 12.1 Notices.

Any notice, communication or document required to be given, delivered or sent by the Corporation to any director, officer, shareholder or auditor is sufficiently given, delivered or sent if delivered personally, or if delivered to the person’s recorded address, or if mailed to the person at the person’s recorded address by prepaid mail, or if otherwise communicated by electronic means permitted by the Act. The directors may establish procedures to give, deliver or send a notice, communication or document to any director, officer, shareholder or auditor by any means of communication permitted by the Act or other applicable law. In addition, any notice, communication or document may be delivered by the Corporation in the form of an electronic document.

Section 12.2 Notice to Joint Holders.

If two or more persons are registered as joint holders of any security, any notice may be addressed to all such joint holders but notice addressed to one of them constitutes sufficient notice to all of them.

Section 12.3 Computation of Time.

In computing the date when notice must be given when a specified number of days’ notice of any meeting or other event is required, the date of giving the notice is excluded and the date of the meeting or other event is included.

Section 12.4 Persons Entitled by Death or Operation of Law.

Every person who, by operation of law, transfer, death of a securityholder or any other means whatsoever, becomes entitled to any security, is bound by every notice in respect of such security which has been given to the securityholder from whom the person derives title to such security. Such notices may have been given before or after the happening of the event upon which they became entitled to the security.

Article 13
EFFECTIVE DATE

Section 13.1 Effective Date.

This by-law comes into force when made by the directors in accordance with the Act.

Section 13.2 Repeal.

All previous by-laws of the Corporation are repealed as of the coming into force of this by-law. Such repeal will not affect the previous operation of any by-law so repealed or affect the validity of any act done or right, privilege, obligation or liability acquired or incurred under any such by-law prior to its repeal.